UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended ______

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from ___________________ to _____________________

Commission File Number:

NORTHERN PERU COPPER CORP.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 1550 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of Principal Executive Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of
October 31, 2006 27,287,442 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. Yes: [   ] No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports
pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: [X]   No: [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: [X] No: [   ]

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]        Accelerated filer [   ]        Non-accelerated filer [X]

Indicate by check mark which financial statement item the Company has elected to follow:
Item 17 [X] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act) Yes: [   ]   No: [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12,
14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by court. Yes: [   ]   No: [   ]

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F, “Company” means Northern Peru Copper Corp. “Regalito” means Regalito Copper Corp. (formerly Lumina Copper Corp.). “Global” means Global Copper Corp. “Lumco” means Lumina Resources Corp. “Canada” means The Dominion of Canada. “Government” means the government of Canada. “SEC” means the United States Securities and Exchange Commission. Unless otherwise noted “common shares”, “shares” or “common stock” means the common stock of the Company. In this Form 20-F, “British Columbia” is sometimes referred to as “BC”.

The Company’s reporting currency is the Canadian dollar. References to “$”, “Cdn Dollars” or “Cdn$” are to the currency of Canada, and all references to “US Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Form 20-F:

“Advanced Stage”	means a mineral property that has substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

“Au”	abbreviation for gold

“Breccia”	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix

“Cu”	abbreviation for copper

“Chalcopyrite”	a mineral containing copper, iron, and sulfur and is an ore mineral of copper

“DD”	abbreviation for diamond drilling

“Disseminated” or “dissemination”	is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock

“Geological Time”	means the part of the earth’s history that is recorded in the succession of rocks; i.e. “Tertiary” which covers the span of time between 65 million and 2 million years ago

“HQ” and “NQ”	type of drill core sizes

“Hypogene”	said of a geologic process, and of its resultant features, occurring within and below the cruse of the earth

“Indicated Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“Inferred Mineral Resource”

is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“Mineral Reserve”

is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

“Mineral Resource”

is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge

“Measured Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

“Metallurgy”	the science and art of extraction of metals from their ores and preparing them for use

“Mineralization”	the process by which minerals are introduced and concentrated within a host rock, and the product of this process

“NSR”	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed

“Pyrite”	a common iron sulphide mineral

“RC”	abbreviation for reverse circulation drilling

“Sulphide”	a type of mineral made up of sulphur and one or more metallic elements

“Supergene”	said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions, also said of those solutions and of that environment

GLOSSARY OF NON-MINING TERMS

In this Form 20F, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

“Act”	means the Securities Exchange Act of 1934

“Arrangement Agreement”	means the arrangement agreement made as of the March 28, 2005 among Regalito, Global, Lumco and the Company

“affiliate”	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended

“BCBCA”	means the Business Corporations Act (British Columbia), as amended

“Common Shares”	means the common shares in the capital of the Company as presently constituted

“Exercise Price”	means the varying exercise prices of the outstanding Options of Regalito

“Final Order”	means the final order of the BC Supreme Court approving the Plan of Arrangement pursuant to the BCBCA

“Global”	means Global Copper Corp., a company incorporated under the BCBCA in order to facilitate the Arrangement

“Lumco”	means Lumina Resources Corp., a company incorporated pursuant to the BCBCA in order to facilitate the Arrangement

“National Instrument 43-101” or “43-101”	is an instrument made under the Securities Act (British Columbia) for standards of disclosure for mineral projects

“Options”	means the options to purchase Common Shares pursuant to a stock option plan

“Plan of Arrangement”

means the statutory arrangement involving Regalito, its shareholders, Global, Lumco and the Company under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions of the Arrangement Agreement

“Regalito”	means Regalito Copper Corp. (formerly Lumina Copper Corp.), a company incorporated under the BCBCA

“Regalito Stock Option Plan”	means the incentive stock option and bonus plan of Regalito

“Subsidiaries”	means collectively Lumina Copper SAC a Peruvian company and 1327008 Ontario Ltd., an Ontario company, both wholly owned subsidiaries of the Company

“TSX”	means The Toronto Stock Exchange

“Warrant”	means a warrant to be issued by any one of Regalito, Global, Lumco or the Company to the other parties entitling those parties to receive, at a stated price, shares of the issuing party

Item 1.                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

The names, business addresses and functions of the Company’s directors and senior management are as follows:

ROSS BEATY
1550 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Mr. Beaty has been a director and Chairman of the Board of the Company since August 9, 2006. Mr. Beaty is a geologist.

ROSS CORY (1)(2)(3)
1550 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Mr. Cory has been a director of the Company since May 9, 2005. Mr. Cory is the Senior Vice-President of the brokerage firm of Raymond James Ltd., of Vancouver, BC, Canada and is currently on long-term leave of absence from the brokerage firm.

ANTHONY FLOYD
1550 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Mr. Floyd has been a director of the Company since May 9, 2005. Mr. Floyd is a geologist.

ROBERT PIROOZ
1550 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Mr. Pirooz has been a director and Secretary of the Company since May 9, 2005. Mr. Pirooz was a director of the Company from May 9, 2005 to August 9, 2006. Mr. Pirooz is a lawyer.

DONALD SHUMKA (1)(3)
1550 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Mr. Shumka has been a director of the Company since May 9, 2005. Mr. Shumka is President of Walden Management Ltd., a management company in Vancouver, BC, Canada.

JOHN WRIGHT (1)(3)
1500 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Mr. Wright has been a director of the Company since May 9, 2005. Mr. Wright is a metallurgical engineer.

MARSHALL KOVAL
20 – 11th Avenue
Kirkland, WA
USA 98033

Mr. Koval has been the President and Chief Executive Officer of the Company since May 9, 2005 and a director since May 10, 2006. Mr. Koval is a geologist.

SANDRA LIM
1550 – 625 Howe Street
Vancouver, BC
Canada V6C 2T6

Ms. Lim has been the Chief Financial Officer of the Company since May 9, 2005. Ms. Lim is a Certified General Accountant.

(1) Denotes member of the Audit Committee
(2) Denotes member of the Compensation Committee
(3) Denotes member of the Nominating and Governance Committee

The directors’ terms of office expire at the Company’s annual general meeting each year.

B.           Advisors

The following are the names and addresses of the Company’s principal bankers and legal advisors with which the Company has a continuing relationship:

The Company’s principal banker is Bank of Montreal, located at 595 Burrard Street, Vancouver, BC, Canada V7X 1C9.

The legal advisors for the Company are Maitland & Company, Barristers and Solicitors, of Suite 700, 625 Howe Street, Vancouver, BC, Canada V6C 2T6.

C.           Auditors

The auditor for the Company is Grant Thornton LLP, Independent Registered Chartered Accounting Firm, of Suite 1600 – 333 Seymour Street, Vancouver, BC, Canada V6B 0A4. Grant Thornton LLP has been the auditors of the Company since its incorporation on February 28, 2005.

Item 2.                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.                     KEY INFORMATION

A.           Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2005	2004	2003	2002	2001
High Low Average for Period End of Period	1.2555 1.1610 1.2114 1.1610	1.3970 1.1775 1.3015 1.2034	1.5747 1.3484 1.4615 1.3484	1.6003 1.5593 1.5597 1.5593	1.6034 1.4935 1.5494 1.5928

The exchange rate on September 29, 2006 was 1.1151.

The high and low exchange rates for the most recent six months are as follows:

	September 2006	August 2006	July 2006	June 2006	May 2006	April 2006
High	1.1272	1,1459	1.1459	1.1233	1.1132	1.1476
Low	1.1052	1.1048	1.1052	1.0991	1.1055	1.1413

Financial Information

The following table sets forth selected financial and operating data for the Company for the year ended June 30, 2006 and for the period from incorporation on February 28, 2005 to June 30, 2005. This selected financial data is derived from the Company’s Audited Consolidated Financial Statements and Notes thereto. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The consolidated financial statements for the period from incorporation on February 28, 2005 to June 30, 2005 have been restated as explained below. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

Restatement

The Company’s consolidated financial statements for the period from incorporation on February 28, 2005 to June 30, 2005 have been restated to recognize additional stock based compensation expense on options to purchase up to 875,000 common shares granted to the holders of Regalito options on the effective date of the Plan of Arrangement. Under Canadian and U.S. GAAP, this has resulted in the recognition of $441,082 of stock based compensation expense for the period from inception (February 28, 2005) to June 30, 2005 of which $392,181 has been expensed and $48,901 charged to deferred mineral property costs. Net loss per common share increased from $0.02 to $0.08 under Canadian GAAP and increased from $0.05 to $0.11 under U.S. GAAP. This treatment is consistent with SFAS 123.

The year-end financial statements of the Company have been audited by Grant Thornton LLP, Independent Registered Chartered Accounting Firm. They are maintained in Canadian dollars, and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 13 to the Company’s Audited Consolidated Financial Statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.

	Year Ended June 30, 2006 (Audited) (Cdn$)	Year Ended June 30, 2005[1] (Audited) (restated) (Cdn$)
Amounts in Accordance with Canadian GAAP in Canadian dollars: Interest income Total assets Net working capital Share capital	$90,559 $22,657,377 $7,982,442 $22,459,154	$1,797 $6,224,381 $2,989,354 $6,153,592

	Year Ended June 30, 2006 (Audited) (Cdn$)	Year Ended June 30, 2005[1] (Audited) (restated) (Cdn$)
Shareholders’ equity Net loss for the period Loss per share (basic and diluted) Weighted average number of common shares (basic and diluted)	$21,400,233 ($1,568,186) ($0.07) 23,047,582	$6,148,158 ($557,340) ($0.08) 7,312,603
Amounts in Accordance with US GAAP
in Canadian dollars:
       Interest income
       Total assets
       Net working capital
       Share capital
       Shareholders’ equity
       Net loss for the period
       Loss per share (basic and diluted)
       Weighted average number of
common shares (basic and diluted)	$90,559 $11,922,263 $7,982,442 $22,459,154 $10,665,119 ($11,342,617) ($0.49) 23,047,482	$1,797 $5,263,698 $2,989,354 $6,153,592 $5,187,475 ($829,475) ($0.11) 7,312,603

1. For the period from incorporation on February 28, 2005 to June 30, 2005.

B.           Capitalization and Indebtedness

The authorized capital of the Company is comprised of an unlimited number of common shares of which 27,287,442 common shares are issued and outstanding as at October 31, 2006.

The Company does not currently have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect contingent indebtedness.

C.           Reasons for Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)           The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization, and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization.

(2)           The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company being able to:

  locate a profitable mineral property;

  generate revenues; and
  reduce exploration costs.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current shareholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common shareholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations.

(3)           Government expropriation or regulation may prevent or restrict mining of any of the Company’s mineral deposits.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(4)           The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities.

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(5)           Substantial expenditures are required to be made by the Company to establish ore reserves and the Company may not either discover minerals in sufficient quantities or grade or may not have the necessary required funds.

Substantial expenditures are required to establish ore reserves through drilling. Although substantial benefits may be derived from the discovery of a major mineralized deposit, the Company may not discover minerals in sufficient quantities or grades to justify commercial operation and the funds required for development may not be obtained on a timely basis. Estimates of reserves and mineral deposits can also be affected by environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

(6)           The Company does not presently have insurance covering its assets or operations, and as a consequence could incur considerable costs.

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering its assets or operations and does not presently intend to obtain liability insurance. As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(7)           The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company’s mineral properties may be affected.

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(8)           The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company’s mineral properties.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. During the five year period from September 19, 2001 to September 19, 2006, the price of copper has ranged from a low of approximately US$0.65 to a high of approximately US$3.85 per pound. During the 30 day period from August 19, 2006 to September 19, 2006, the price of copper has fluctuated between US$3,32 and US$3,63 per pound. The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company’s mining properties cannot be accurately predicted but may adversely affect the Company’s operation and its ability to raise capital.

(9)           Impact of Government Regulations on the Company’s business, and the risks relating to an uncertain or unpredictable political environment which may affect the Company’s operations in Peru.

The projects in which the Company has an interest are located in Peru. Mineral exploration and mining activities in Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Peru as a developing country may make it more difficult to obtain any required exploration financing for projects. The effect of all of these factors cannot be accurately predicted. The Peruvian economy has experienced a recession in recent years and there can be no assurance that its economy will recover from such recession.

There are risks relating to an uncertain or unpredictable political environment in Peru. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.

There is the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest. Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. Civil disruptions may become more frequent if the economic situation in Peru continues to deteriorate. A large portion of Peru’s population has expressed displeasure at the outcome of most recent elections and appears willing to engage in protest and civil unrest. As of September 19, 2006, no such activities have occurred in the communities where the Company’s properties are situated.

Peru has been the subject of terrorism by the Sendero Luminoso, a Maoist group intent on creating a socialist government, and the Tupac Amaru Revolutionary Movement (the “MRTA”). In recent years neither group has been active. In 1997, the Sendero Luminoso was implicated in a car-bombing. In 1996-1997, 17 people were killed when the MRTA attacked the Japanese embassy in Peru. The Company may not be able to find suitable labor for its Peruvian projects, may have difficulty in obtaining financing for its Peruvian projects and may not be able to continue its activities if the terrorism resumes.

Peru has experienced political and social unrest and protestors have from time to time targeted foreign mining firms. As an example of political unrest, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, including that he had sold out Peru’s interests to foreigners, and demanded that he resign. The incident lasted three days until all of the rebels were captured and put in jail in Lima pending charges.

Alan Garcia was elected president of Peru in a run-off vote held on June 4, 2006 following elections held during April in which none of the candidates received more than 50% of the vote. Mr. Garcia, the candidate of the American Popular Revolutionary Alliance who has been described in the media as a socialist, pledged during his campaign to promote trade, attract international investment, reduce poverty and contain inflation. Mr. Garcia was president of Peru from 1985 to 1990 during a period of high inflation, currency devaluation, economic stagnation and significant terrorist activity.

(10)           Foreign Subsidiaries.

The Company conducts operations through foreign (Peruvian) subsidiaries, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

(11)           As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers, with the exception of Mr. Marshall Koval, are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under any United States securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of U.S. securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on U.S. securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(12)           The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company business.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of its executives or directors.

(13)           The Company has not declared any dividends since its inception in 2005, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

The Company has not declared any dividends since its inception in February 2005, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company’s earnings, its capital requirements and financial condition, as well as other relevant factors.

(14)           The possible issuance of additional shares may impact the value of the Company’s stock.

The Company is authorized to issue an unlimited number of shares of common stock without par value. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(15)           Forward Looking Statements.

Statements contained in this 20F/A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this 20F/A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this 20F/A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

(16)           Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties and accordingly conflicts of interest may arise.

All of the Company’s directors, with the exception of Marshall Koval, the Company’s president and CEO, are also directors or officers of other companies, including Global and Lumco, which are engaged in the business of acquiring, developing and exploiting natural resource properties. In addition Anthony Floyd is also the president, a principal and a director of Inca Pacific Resources Inc. (“Inca”). Inca is a junior mining company engaged in the exploration for copper in Peru. Such associations may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

In order to address conflicts or perceived conflicts as they relate to Lumco, Global, Inca and the Company the companies have agreed that the Company will be given the first right to acquire all copper exploration properties with known defined resources in Peru of which any of the companies or their directors (excluding independent directors) or officers become aware, Lumco will be given the first right to acquire all copper exploration properties with known defined resources in Canada of which any of the companies or their directors (excluding independent directors) or officers become aware, and Global will be given the first right to acquire all copper exploration properties with known defined resources in Chile and Argentina of which any of the companies or their directors (excluding independent directors) or officers become aware. As it was the mandate of the Company, Lumco and Global to only acquire advanced stage copper exploration properties, Inca, being more of a greenfield exploration company, was given the first right to acquire all greenfield copper exploration opportunities (unexplored grass root properties) in Peru, of which any of the companies or their directors (excluding independent directors) or officers become aware. In addition each company will have the first right to acquire any asset which is subject of an existing agreement or is complementary or adjacent to their existing properties. The four companies have agreed to review and renew this commitment annually.

(17)           The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and future share issuance. There is a limited market for the Company’s common stock in the United States.

No assurance can be given that a market for the Company’s common stock will be quoted on an exchange in the U.S. or on the National Association of Societies Dealers (“NASD”)'s Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Securities Exchange Act of 1934 (the “Exchange Act”), a broker or dealer may not sell a “penny stock” (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)

prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the U.S.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the U.S. in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

Item 4.                     INFORMATION ON THE COMPANY

A.           History and Development of the Company

The Company was incorporated on February 28, 2005 by registration of its Incorporation Application and Notice of Articles under the BCBCA under the name “Northern Peru Copper Corp.”

The Company’s head office address is Suite 1550, 625 Howe Street, Vancouver, BC, Canada V6C 2T6 (Telephone: 604-687-0407). Its registered and records office is located at Suite 700, 625 Howe Street, Vancouver, BC, Canada V6C 2T6 (Telephone: 604-681-7474). The Company’s website address is www.northernperu.com.

The Company’s agent in the United States is Harris, Trimmer & Thompson, 6121 Lakeside Drive, Suite 260 Reno, Nevada 85511 (Telephone: (775) 825-4300).

On May 9, 2005 the shareholders of Regalito (at the time named Lumina Copper Corp.) approved the Plan of Arrangement which resulted in the mineral resource assets of Regalito being divided between four separate public companies, Regalito, Global, Lumco and the Company. The Final Order of the Supreme Court of British Columbia, Canada, to the Plan of Arrangement, as required under the BCBCA, was obtained on May 12, 2005.

On May 18, 2005 (the “Effective Date”) the Plan of Arrangement became effective and each of Regalito, Global, Lumco and the Company issued common shares which resulted in their having the same shareholders, and in each shareholder having the same percentage interest in each of Regalito, Global, Lumco and the Company as they had in Regalito prior to the Effective Date.

On the Effective Date the Galeno, Molino and Pashpap copper mineral properties in Peru and cash of $3,275,000 were transferred from Regalito to the Company. Title to the copper mineral properties had been held indirectly by Regalito through the Subsidiaries. Transfer of these copper property assets were effected through the transfer of the issued and outstanding shares of the Subsidiaries and their respective subsidiaries. The Subsidiaries had been acquired or formed by Regalito principally to hold the registered and legal title to the Peruvian copper properties on behalf of Regalito. Prior to the Effective Date, other than care and maintenance, no exploration or other activities of any business nature were carried out by Regalito on these properties. No former employees of Regalito were hired by the Company as prior to the Plan of Arrangement Regalito relied on consultants to conduct its limited corporate activities on its Peruvian assets. See “Business Overview” below.

Trading of the Company’s shares commenced on the TSX under the symbol “NOC” on May 19, 2005 as a result of the completion of the Plan of Arrangement.

The implementation of the Plan of Arrangement on the Effective Date also had an effect on certain outstanding securities of Regalito and the Company.

Share Purchase Warrants

Under the Plan of Arrangement, each Warrant of Regalito outstanding on the Effective Date, upon exercise of such Warrant after the Effective Date, entitled the holder thereof to receive one common share of each of Global, Lumco, Regalito and the Company at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Warrant, subject to the terms and conditions contained in such certificate.

If a Warrant of Regalito was exercised, Regalito would use the net proceeds from the exercise of such Warrant after the Effective Date to acquire common shares of Global, Lumco and the Company by exercising its warrants such that Regalito would receive 95.1% of the net proceeds per share issued, Global would receive 3.4% of the net proceeds per Global share issued, Lumco would receive 0.8% of the net proceeds per Lumco share issued and the Company would receive 0.7% of the net proceeds per share issued by the Company. Upon receipt of such funds, Global, Lumco and the Company would issue and deliver to Regalito the certificate representing the new common shares of Global, Lumco and the Company to which Regalito was entitled and Regalito would assign and deliver the common shares of Global, Lumco and the Company to the warrant holder.

On February 14, 2006, Regalito cancelled its outstanding warrants. Each of Lumco, Global and the Company issued its own warrants to the warrant holder exercisable at prices equal to the percentages as stated in the preceding paragraph. The Company, therefore, issued warrants for the acquisition of up to 100,000 common shares exercisable at a price of $0.06 per share to March 14, 2007. These warrants may be exercised independently of the warrants issued by Lumco and Global. The modification of the terms of these warrants resulted in the recognition of stock based compensation expense in the amount of $224,311.

Stock Options

On the Effective Date, each outstanding Option of Regalito on the Effective Date was exchanged for one Option in each of Global, Lumco and the Company. The exercise price of each new option was 3.4% of the Exercise Price for the Options of Global, 0.8% of the Exercise Price for the Options of Lumco and 0.7% of the Exercise Price for the Options of the Company. The Company granted options to purchase up to 875,000 common shares with a fair value of $552,016 to each holder of Regalito options. The Company’s financial statements have been restated to record the fair value of these options, in the amount of $430,557 for the period from inception (February 28, 2005) to June 30, 2005.

Bonus Shares

After the Effective Date, if Regalito, at any time issues bonus shares to a party pursuant to the Regalito Stock Option Plan in connection with an agreement entered into prior to the Effective Date then Global, Lumco and the Company will issue and deliver to that party a certificate representing the same number of common shares of Global, Lumco and the Company as Regalito issued to the party. The Company fulfilled this obligation by issuing 10,000 common shares, with a fair value of $31,900, in February, 2006 and 69,000 common shares, with a fair value of $220,800, in May, 2006.

Potential Future Stock Issuances

Prior to the Effective Date Regalito had either the option to issue shares to the vendor as part of the consideration to complete the purchase of two mineral properties. One of the mineral properties was the Galeno property which as a part of the Plan of Arrangement was transferred to the Company. The other mineral property was transferred to Global. As a term of the Plan of Arrangement, both Global and the Company have agreed that unless otherwise agreed by all of the affected parties they will not exercise the right to issue shares to the vendor as part of the consideration to complete the purchase of their respective properties.

B.           Business Overview

The Company’s business is the acquisition and development of advanced stage copper exploration properties and other exploration mineral properties in Peru. The Company currently has interests in three properties in Peru, the Galeno property, the Molino property and the Pashpap property. The Company obtained its interests in the Galeno, Molino and Pashpap properties by way of the Plan of Arrangement. The most important of the three properties is the Galeno property.

The Company’s principal area of activity is in Peru. The economic and political environment of this country is less stable than those of Canada and the United States. Any changes in regulations or shifts in political attitudes in Peru are beyond the control of the Company and may adversely affect its business.

The Company’s primary strategy is the acquisition and exploration of advanced stage copper exploration properties and other exploration mineral properties in Peru. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date, the Company is an exploration stage company and has not generated any revenues. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other mineral interests as well as for the recruitment and retention of qualified personnel. See “Risk Factors”.

2 Year History

2005

The Company was incorporated on February 28, 2005. On the Effective Date, the Plan of Arrangement became effective and the Galeno, Molino and Pashpap copper mineral properties in Peru and cash of $3,274,555 were transferred from Regalito to the Company. Title to the copper mineral properties had been held indirectly by Regalito through the Subsidiaries. Transfer of these copper property assets were effected through the transfer of the issued and outstanding shares of the Subsidiaries and their respective subsidiaries. The Subsidiaries had been acquired or formed by Regalito principally to hold the registered and legal title to the Peruvian copper properties on behalf of Regalito. Prior to the Effective Date, other than care and maintenance, no exploration or other activities of any business nature were carried out by Regalito on these properties. None of the Peruvian properties had mineral resources or mineral reserves. No former employees of Regalito were hired by the Company as prior to the Plan of Arrangement Regalito relied on consultants to conduct its limited corporate activities on its Peruvian assets. The Company’s management team possesses the necessary expertise in the mining industry to carry out advanced stage mineral exploration activities. The Company employs consultants to carry out any actual exploration activities.

On June 16, 2005 the Company signed an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to grant JOGMEC an option to earn a 51% participating joint venture interest in the Company’s Pashpap property.

The terms of the agreement require JOGMEC to complete a minimum of US$5 million on exploration on the property (at least $0.5 million in year 1), including a minimum of 25,000 meters of drilling, and including paying annual administrative costs of US$50,000 to the Company over a 4 year period to earn its 51% ownership interest. Upon JOGMEC meeting its investment obligations, both parties will be responsible for funding their pro-rata share of the costs necessary to continue to advance and develop the Pashpap property. Should either party not wish to continue to fund its obligations then its interest will be diluted accordingly until it is less than 20%, whereupon it will automatically convert to a 2% NSR.

On September 6, 2005 the Company announced that it had received drill results from the first five holes drilled in its 5,000 meter Phase 1 drilling program at the Galeno property. Results were highlighted by hole GND-05-03 that returned 332 meters of 0.93% copper equivalent, grading 0.68% copper, 0.20 g/t gold, and 0.022% molybdenum, including 54 meters of 1.47% copper equivalent, grading 1.25% copper, 0.18 g/t gold and 0.02% molybdenum (refer to page 26 for the calculation of copper equivalent).

On October 3, 2005 the Company announced additional drill results from its Phase 1 drilling program at the Galeno property. Results were highlighted by hole GND-05-06 that returned 316 meters grading 0.72% copper, 0.08 g/t gold, and 0.018% molybdenum (0.87% copper equivalent), including 107 meters grading 1.02% copper, 0.10 g/t gold and 0.017% molybdenum (1.18% copper equivalent). On the basis of these results, the Company announced that a second drilling rig has been mobilized to the site, and a Phase 2 program comprising 10,000 meters of drilling has been initiated immediately.

On October 31, 2005 the Company announced additional drill results from its Phase 2 drilling program at the Galeno property. Results were highlighted by hole GND-05-12 that returned 330 meters grading 0.84% copper, 0.19 g/t gold, and 0.020% molybdenum (1.07% copper equivalent), including 210 meters grading 1.02% copper, 0.23 g/t gold and 0.020% molybdenum (1.28% copper equivalent).

On November 18, 2005 the Company announced additional drill results from its Phase 2 drilling program at the Galeno property. Results were highlighted by hole GND-05-16 that returned 306 meters grading 0.91% copper, 0.09 g/t gold, and 0.011% molybdenum (1.03% copper equivalent), including 248 meters grading 1.00% copper, 0.10 g/t gold and 0.012% molybdenum (1.13% copper equivalent).

On December 15, 2005 the Company completed a private placement for gross proceeds of $3,097,500 through the issuance of 2,065,000 common shares at a price of Cdn$1.50 per share.

On December 20, 2005 the Company announced additional drill results from its Phase 2 drilling program at the Galeno property. Results were highlighted by step out hole GND-05-22, that returned 358 meters grading 0.69% copper, 0.12 g/t gold, and 0.029% molybdenum (0.93% copper equivalent), including 60 meters grading 1.01% copper, 0.15 g/t gold and 0.035% molybdenum (1.31% copper equivalent).

2006

On January 5, 2006 the Company announced results from the first two holes from its Hilorico gold prospect located approximately one kilometre from the Galeno copper-gold-molybdenum project in northern Peru. Holes HR-05-01 returned 201m grade 1.00 g/t gold and 5.6 g/t silver from 121m to 322m including 62m grading 1.48 g/t gold and 2.6 g/t silver. The entire hole assayed 0.64 g/t gold and 6.2 g/t silver over its 367.55m length. HR-05-02 cut 117.35 at 50.7 g/t silver, 0.21 g/t gold, 1.28% zinc and 0.61% lead from 188m to the bottom of the hole at 305.35m in core dominated by siltstone and faulting.

On January 24, 2006 the Company announced the results from four new drill holes at the Galeno property. Results were highlighted by step out hole GND-05-38 that returned 320 meters grading 0.69% copper, 0.16 g/t gold, and 0.012% molybdenum (0.86% copper equivalent) from surface including 148 meters that assayed 0.85% copper, 0.14 g/t gold, and 0.011% molybdenum (1.00% copper equivalent). In addition the southern margin of the deposit was extended to depth and laterally by hole GND-05-39 that graded 253.75 meters grading 0.51% copper, 0.12 g/t gold and 0.013% molybdenum (0.65% copper equivalent). Holes GND-05-40 and GND-05-41 stepped out further from GND-05-38 and encountered continuing mineralization to the east and northwest that remained open.

On March 8, 2006, the Company announced that it had received a new, independent NI 43-101 mineral resource estimate that had significantly increased the size of the Galeno deposit.

The estimated mineral resource at the Galeno deposit at a 0.4% copper equivalent cut-off are 504 million tonnes grading 0.71% copper equivalent of Indicated Mineral Resources and 554 million tonnes grading 0.50% copper equivalent of Inferred Mineral Resources. At a 0.8% copper equivalent cut-off, a central, near surface, higher grade core had been identified containing approximately 148 million tonnes grading 0.98% copper equivalent of Indicated Mineral Resources.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

On April 3, 2006 the Company announced results from the latest three holes at its Hilorico gold prospect located approximately one kilometre from the Company’s Galeno property. Hole HR-06-05a returned 56m grading 2.63 g/t gold and 2.6 g/t silver from 138m to 194m in completely oxidized, brecciated quartzite and included 19.7m grading 6.78 g/t gold and 3.9 g/t silver and 2m grading 41.9 g/t gold. HR-06-05a is a 100m step out hole to the north of the discovery hole HR-05-01 which cut 201m @ 1.00 g/t gold and 5.6 g/t silver. To the north HR-06-03 stepped-out a further 80m and returned 82.5m at 0.70 g/t gold and 2.2 g/t silver from 40m to 122.5m. To the south HR-06-04 intercepted 70m grading 0.41 g/t gold and 10.2 g/t silver from 40m to 110m. Both intervals comprise oxidised, brecciated quartzites.

On April 10, 2006 the Company announced a 2006 drill program of 4,800m at the Pashpap property to be conducted by JOGMEC, as well as the staking of new exploration targets that doubled the size of the claims in the property. The Pashpap property has been operated by JOGMEC since March 2005 under an option agreement to earn a 51% interest from the Company.

On April 11, 2006 the Company announced that it had initiated a prefeasibility study, which would also include a NI 43-101 compliant preliminary economic assessment on the Galeno property.

On April 13, 2006, the Company completed a non-brokered private placement for gross proceeds of $13,000,000 by the issuance of 4,000,000 common shares at a price of $3.25 per share.

On May 2, 2006, the Company announced further results from the latest three holes at its Hilorico property. Hole HR-06-07 returned 213.4m grading 1.04 g/t gold and 1.6 g/t silver from 38 to 251.4m in completely oxidised, brecciated quartzite including two high grade zones of 4m and 2m grading 18.4 and 26.1 g/t gold respectively. Hole HR-06-08 cut 128m assaying 0.97g/t gold and 2.0g/t silver from 32 to 160m in sulphide mineralization contained within a localized mudstone that rarely occurs at Hilorico. Hole HR-06-06 cut two intervals of 50.5m assaying 0.52g/t gold and 3.9g/t silver from 17.5 to 68m and a further 60m grading 0.64g/t gold and 4.3 silver from 156m to 216m; in oxide and sulphide mineralization respectively.

On May 16, 2006, the Company announced the results from the metallurgical testing program completed as part of the Galeno Project prefeasibility study. The test results showed that the Galeno ore material is amenable to conventional flotation recovery methods and that the overall metal recoveries are high.

On July 5, 2006, the Company announced further results from the next five holes at its Hiloric property. HR-06-13 returned 115.7m at 1.10 g/t gold and 9.08 g/t silver from surface to 115.7m in completely oxidised and brecciated quartzite. This passed into a sulphide dominant interval of 40.3m from 115.7 to 156.0m grading 0.8g/t gold and 10.9g/t silver, also in quartzite breccias for a combined oxide and sulphide interval of 156m at 0.96g/t gold and 9.55g/t silver. Hole HR-06-12 returned an interval of 27.7m of 0.53 g/t gold and 2.90 g/t silver from 2.3m to 30m and below that an interval of 196m at 0.79g/t gold and 4.9g/t silver from 78 to 274m in core that is dominated by brecciated quartzites. Hole HR-06-11 assayed 38m of 1.29g/t gold and 2.88 g/t silver from surface and below that 172m at 0.86g/t gold and 5.54g/t silver from 138m to 310m, also in brecciated quartzites. Hole HR-06-10 has extended the zone to the north with an intercept of 180m grading 1.26g/t gold and 2.14g/t silver from 60m to 248m. Hole HR-06-09 stepped out to the northeast of the known deposit, some 100m to the north of HR-06-06 and intercepted 68.6m of 0.96g/t gold and 2.93g/t silver from 25.4 to 94m and 47.3m of 0.79g/t gold and 3.85g/t silver from 135.2 to 182.5m. The hole was lost in a thrust fault with the last 2.6m comprising semi-massive pyrite. To date approximately 6,000m in 17 holes have been drilled and results have been received for 13 of these holes.

On July 11, 2006 the Company announced the results of a NI 43-101 compliant Preliminary Economic Assessment (“PA”) by Samuel Engineering Inc. of Greenwood Village, Colorado on the Galeno property. The results of the PA demonstrated that an open pit mining operation at Galeno is economically viable. The PA however includes Inferred Mineral Resources in the estimation of potential ore and the mine production schedule. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves under the standards set forth in NI 43-101. Furthermore the Company advises U.S. investors that the U.S. Securities and Exchange Commission does not recognize the term. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

On August 9, 2006, the Company announced that it had received a new, independent NI 43-101 mineral resource estimate that had significantly increased the size of the indicated resource within the Galeno deposit.

The estimated mineral resource at the Galeno deposit at a 0.4% copper equivalent cut-off are 764 million tonnes grading 0.64% copper equivalent of Indicated Mineral Resources and 98 million tonnes grading 0.48% copper equivalent of Inferred Mineral Resources.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

C.           Organizational Structure

The Company has the following direct or indirect subsidiaries.

D.           Property, Plant and Equipment

The Company currently has interests in three properties in Peru, the Galeno property, the Molino property and the Pashpap property. The Company’s primary asset is the Galeno property.

GALENO PROPERTY

Acquisition of the Property

The Company obtained its interests in the Galeno property by way of the Plan of Arrangement.

The five mining concessions, which make up the Galeno property, are currently registered under the name of Asuncion Negociacion Minera S.A. (ASUMIN). On April 25, 2003 Regalito, through its wholly owned Peruvian subsidiary, Lumina Copper SAC (“Lumina SAC”) entered into an agreement with ASUMIN, that granted to Lumina SAC the option to obtain a 100% interest in the property by making staged cash and/or share payments which total US$2.0 million. The terms of the agreement as supplied by Regalito and which have been assigned to the Company are summarized as follows:

The Company may purchase the property for cash payments totalling US$2.0 million as set out below:

	Schedule of Payments
Period	Amount (US$)
On signing	10,000	(paid)
3 months	20,000	(paid)
6 months	50,000	(paid)
12 months	100,000	(paid)
24 months	300,000	(paid)
36 months	400,000	(paid)
48 months	1,120,000
Total	2,000,000

The payment scheduled for the 48th month may be delayed for up to three years if payments of US$100,000 are made at each of the 48th, 60th and 72nd months. US$50,000 of each of the US$100,000 payments is to be considered as an annual advance payment against the US$1,120,000 payment. The remaining US$50,000 of each US$100,000 payment is to be taken as an annual penalty payment. For example, if the payment at month 48 is deferred in all three years, the payment will be due in month 84 in the amount of US$970,000. The only factor that may impact the US$970,000 payment relates to the prevailing copper prices (see below).

Prior to the Effective Date, other than care and maintenance, no exploration or other activities of any business nature were carried out by Regalito on the Galeno property. The Company has no exploration commitments. All property maintenance costs are to be met by the Company.

If the Company fails to make any of the option payments when due it will lose its interest in the property. Alternatively, if the Company meets all the payments as outlined above, it will have exercised its option to own a 100% interest in the property. However, the Company will in this latter scenario remain obligated to make bonus payments as described below.

Bonus payments are to be made to the owners by the Company under the following terms. A US$250,000 payment is due on completion of a positive feasibility study. In this case a “positive feasibility study” is defined as a study recommending commercial production on which banks would be prepared to lend funds for construction. A further US$250,000 payment is due when construction commences on a new mine on the property as described in the feasibility study, and finally a US$1,300,000 payment is to be made one year after commercial production has commenced at the property.

Payments starting in month 12 (the “Start Date”) are to be subject to reductions, if the average copper prices (3 month London Metal Exchange average) move between the determined ranges outlined in the following table:

Copper Price Ranges and Related Payment Discounts

Copper Price	Copper Price Payments Reduced by
* = or < than 0.65	50%
* > 0.65 < 0.80	35%
* > 0.80 < 1.00	20%
* = or > 1.00	No discount

Since the Start Date, the average copper price has exceeded $1.00 and, accordingly, no discounts were applied to the payments already made or would be applicable at this time.

The payment discounts set out above do not apply to the bonus payments.

The first three option payments, and also 50% of the payment to be made at month 12 are to be in cash, whereas the remaining 50% of the month 12 payment, in addition to all the rest of the payments, may be made in Company shares. This is provided that the Company can guarantee ASUMIN that they will receive at least as much as the agreed cash payment when the shares become freely tradable (4 months after issuance to ASUMIN). If the shares trade at a value below the agreed cash payment, the Company is obliged to pay the difference in cash to ASUMIN. If the shares are trading above the agreed cash value, the Company will have no further obligation to ASUMIN in respect to specific cash payments, and ASUMIN are to be entitled to retain the excess value.

The Company had the option to issue shares to the optionor as part of the consideration to complete the purchase of the Galeno property. As a term of the Plan of Arrangement, the Company has agreed that where such issuance would trigger an issuance of shares by other companies formed under the Arrangement unless otherwise agreed to by all of such other companies formed under the Arrangement, it will not exercise the right to issue shares to the optionor to complete the purchase of the property.

Description of the Property

The Galeno property comprises five mining concessions, which cover a total surface area of approximately 2,250ha (see table below). Of the five claims El Galeno, El Galeno 1, El Galeno 10 and El Galeno 11 are the subject of one agreement while the El Molino claim is the subject of a separate agreement (refer to “Molino Property” below). An additional claim called El Galeno II which claim hosts the area known as Hilorico, which was originally included in the property position, has been contested before the Peruvian judiciary. It is unclear at present whether this claim will eventually be included in the list of mining concessions that form the Galeno property.

Mineral Concessions forming the Galeno Property

Type	Name	Ha**	Code
Mining concession	El Galeno 11	500	010409795
Mining concession	El Galeno 10	500	010409995
Mining concession	El Galeno	591	03002984X01
Mining concession	El Galeno 1	275	03003250X01
Mining concession	El Galeno II*	350	03003255X01
Mining concession	El Molino	1,000	03001745X01

Note *: Has been contested before the Peruvian judiciary
         ** Concessions are overlapping and cover a smaller area than the sum of individual concessions

In early 2006 the Company commissioned Robert Sim, P.Geo. and Geoffrey R. Jordan, P.Geol. of Norwest Corporation (“Norwest”) to provide an independent review and Technical Report of the Galeno property. The following disclosure is a summary of their report.

Location

The Galeno property is located approximately 600 km north of Lima and 150 km northeast of the coastal city of Trujillo (350 km by road) in northern Peru. See map on following page. Politically, it is in the Department of Cajamarca, within the District of La Encañada and straddles the boundary between the Provinces of Cajamarca and Celedin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the property is from the city of Cajamarca, which is located in north-western Peru in the Cajamarca Department. Road access from Cajamarca to the Galeno property is for the most part a dirt road. The driving time for the 56 km distance is approximately 2.5 hours. The Cajamarca to Michiquillay portion of the road is a heavily used dirt road, which also links Cajamarca to the provincial capital of Celedin. This road is in a reasonable state of repair, until the turn-off to the Michiquillay copper deposit is reached. Beyond this point, the access road narrows, is less heavily used, and is in a poor to moderate condition.

An alternative dirt road exists that crosses the Rodacocha community, which reduces travel time by half an hour as compared to the route via Michiquillay. Cajamarca has a commercial airport, which is serviced by daily flights from Lima.

Climate

The climate in the region is regarded as high-altitude temperate and has both a dry and rainy season. Generally the winter months (June to September) have very little precipitation while the summer months (October to May) have consistent rains. The annual temperature range is 2ºC to 18ºC. Although exploration can continue year round in this part of Peru, it is common to avoid conducting field programs during the rainy season as the rains can hamper access.

Local Resources and Infrastructure

The property contains very little developed infrastructure apart from the roads constructed for drill rig access, and a semi-permanent exploration camp installed by North Limited (“North”) during the late 1990’s, which comprises office, sleeping, warehouse and logging facilities. The Company has constructed two corrugated iron core shacks on a flattened gravel base in the Rinconada valley at a tent camp at this location.

The condition of the dirt roads from Cajamarca to Galeno is moderate and upgrading of these roads would be required if the Project is developed.

Local water sources are currently inadequate to support any development as the main rivers have minimal water flow during the dry season. The Company is presently evaluating the available local water resources.

The closest power source to the property is probably at the village of La Encañada, and is currently only sufficient to serve the requirements of the local communities. In 1999, North investigated the power requirements of a significant mining operation at the property and suggested that the current Peruvian Centre-North Interconnected Power System did not have surplus power to support a mine and processing facility, and that a substantial upgrade to the existing system would be needed.

The city of Cajamarca is the closest major town and can provide basic goods, services and accommodations for the early and advanced stages of project development and operations, as it currently does for the Yanacocha Mine. Specialized services generally have to be obtained from Lima, or possibly the coastal city of Trujillo.

The closest port facility is at Pacasmayo, which is located approximately 220 km by road west of the property. A second port exists at Salaverry, 360 km by road southwest of the property. Previous conceptual studies on the Galeno property by North considered using these two ports as a potential destination for a concentrate slurry pipeline.

Physiography

The topography of the property is dominated by a glacial morphology. Elevation varies from 3,000 to 4,000masl. The principal glacial valley, the Rinconada Valley, trends approximately north-south, has a broad, flat to undulating base. The base of the valley is filled with fluvio-glacial material and hosts several lakes, which include Milpo, Rinconada and Los Dos Colores. Much of the base of the valleys surrounding the lakes is water-logged and comprises marshland. The dryer, slightly elevated areas comprise terminal moraines of limited areal extent.

The second main valley, the Kerosene Valley, is notably much less developed than the Rinconada Valley and has a morphology more akin to that of a young river valley (“V” shaped). Kerosene Valley has moderate to steep sides and lacks a broad base.

The centre of the Galeno mineralized system is located at the head of these two sub-catchments.

History

The first recorded modern-day exploration over the Galeno property was initiated in June 1991 by Newmont Peru Ltd. (“Newmont”). During 1992, Newmont’s efforts were concentrated on an area of sulphur-bearing breccias in the Punre zone, which is located approximately 7 km to the southeast of the Galeno property. In 1993, the exploration focus shifted to the sediment hosted stockwork breccia zone, which is now known as the Galeno zone.

Over a two year period Newmont carried out a program of systematic mapping, sampling and ground magnetic surveys followed by a short diamond drill hole program. The program consisted of four holes totalling 774 m.

Newmont dropped the property in July 1997 as their exploration had identified predominantly copper mineralization and failed to suggest the presence of a significant gold deposit.

In the second quarter of 1997 North Limited (“North”) acquired an option to explore the property. In the period 1997 to 1998 North carried out a detailed exploration program consisting of: Geophysics/Geological mapping at a scale of 1:5,000; Compilation of previous topographical surveys; Access road and drill platforms; Chip sampling; 30 reverse circulation drill holes totaling 6,514.5 metres; 17 diamond drill holes totaling 5,857.35 metres and preliminary metallurgical studies.

In April 1998, North completed an in-house conceptual study of the Galeno deposit. The study was based on the 38 drill holes (30 RC and eight diamond drill holes) that had been drilled on the property at that time. The study concluded at that time that the property did not meet North’s requirements for investment.

Later in 1998, North improved the topographic base and drilled an additional 17 diamond holes. In September of that year the study was re-done incorporating 16 of the 17 new drill holes. The new report indicated that even with the inclusion of the new drill holes the property would still not meet North’s minimum development criteria.

In 1999, a helicopter-borne magnetics survey and an IP/resistivity survey were completed.

In 2000, the Galeno property passed into the hands of Rio Tinto Peru SAC (Rio Tinto), as a result of Rio Tinto’s take over of North. After a review of the data, Rio Tinto concluded that they had no interest in either continuing exploration or developing the project, and after an unsuccessful bid to joint venture the property, they returned it to the owners.

Regional Geology

The general geology of Peru has been summarized as consisting of a number of northwest-trending lithotectonic belts. The geological, structural, and metallogenic provinces that comprise these regional lithotectonic belts define the Peruvian Andes, which form a continuous line along the entire western edge of South America.

Within Peru the Western and Coastal Cordilleran belts are especially relevant to the development of the major Peruvian metallogenic provinces. The Western and Coastal Cordilleras of the Peruvian Andes consist of several lithologic units ranging in age from Proterozoic to Tertiary. Precambrian basement rocks, referred to as the Arequipa massif, outcrop along the continental margin in central and southern Peru.

Property Geology

Regional

A regional thrust fault verging east-northeast has brought the Lower Cretaceous rocks that host the Galeno mineralization over the Upper Cretaceous stratigraphy. The porphyry-style mineralization is hosted both by sediments of the Goyllarisquizga Group and porphyritic dioritic intrusive bodies.

The Chimu Formation is Lower Cretaceous, Lower Valanginian in age, and ranges from 50 to 600 m thick. The formation outcrops to both the northwest and southeast of Quina Cucho on the Project and comprises medium to coarse-grained quartzites in beds of 1 to 5 m thickness with rare coal beds. The unit is at least 200 m thick at Galeno.

The Santa Formation is Lower Cretaceous, Upper Valanginian in age and is in contact with the intrusive in the main zone of mineralization. The formation is characterized by limestones, marls and siltstones. However, in the Galeno area the formation has a coarser clastic component with intercalations up to 10 m thick of fine sandstone, laminated siltstone and sandy quartzites. These components, together with the siltstones, occur in the contact zone where they attain an overall thickness of 70 to 90 m.

The Carhuaz Formation is Lower Cretaceous, Barremian in age. The formation overlies, in a concordant manner, the sandy quartzites and the sandy fine siltstones of the Santa Formation with which it has many similarities. The rocks of the Carhuaz Formation on the Galeno property are distinguished from the sediments of the Santa Formation by a greater abundance of sandy quartzites.

The Farrat Formation is Lower Cretaceous, Barremian to Aptiano in age. The formation comprises the quartzites and interstratified siltstones that form much of the abrupt relief on the property. The main exposures are on Cerro Hilorico and Cerro Guaguayo, and to the southwest where the Farrat sediments are overlain by the Albian limestones.

The Chulec Formation is Lower Cretaceous, Albian in age. The formation comprises massively bedded micritic limestones. The Formation is encountered to the northeast of the project area in the footwall of the Chanche thrust fault.

Quaternary Deposits include glacial and fluvio-glacial deposits of Pleistocene ages, which consist of sands, gravels etc. The deposits are most prevalent in the base of the Rinconada Valley

Local

Five intrusive units have been identified on the Galeno property and these are hosted mainly in the Santa and Carhuaz formations and to a lesser extent in the underlying Chimu and overlying Farrat formations.

The PD 1 porphyry is the oldest intrusive phase and the largest body of the four recognised porphyry phases. Later phases were emplaced toward the core of the stock that is formed by the PD1 intrusive. The PD1 porphyry is a crowded medium-grained porphyritic diorite composed of euhedral to subhedral plagioclase, with minor euhedral biotite, hornblende and rounded quartz phenocrysts.

The PD 2 porphyry is also a porphyritic diorite but texturally heterogeneous. It is characterized by a crowded porphyritic texture with fine-grained plagioclase and less abundant rounded quartz grains, but varies to a medium-grained weakly porphyritic rock locally. This rock type is volumetrically minor in comparison to PD1.

The PD 3 porphyry stocks comprise a coarse-grained crowded porphyritic quartz-diorite with euhedral plagioclase, quartz, biotite and hornblende phenocrysts. In drill core these intrusions vary in thickness from a few metres to tens of metres and sometimes occur with polymictic hydrothermal breccias of a few metres thickness along their margins. This lithology was mainly intersected toward the centre of the PD1 porphyry but also occurs in the sedimentary wallrock.

The youngest intrusive phase, the PD 4 porphyry is a magmatic breccia that is weakly porphyritic containing phenocrysts and xenoliths set in a feldspar-rich matrix. This unit was intersected at depth in the northern central part of the P1 porphyry. Xenoliths are generally rounded and range in size from a few to tens of centimetres.

The porphyry stock is primarily composed of the PD 1 porphyry and is notable for its complex morphology, consisting of an upward flaring body emanating from the depth to the west of the Rinconada lake towards the east and inclined at 50 degrees to horizontal. The central stock is approximately 500 m in diameter and surrounded by a complicated series of bedding parallel sills and cross-cutting feeder dikes generally 10’s of m’s in thickness that are more common on its southern flank (Ramos, 2006).

Deposit Types

Mineralization at the Galeno property is an Andean example of a porphyry copper, molybdenum and gold deposit. A generic description summarizes the common features of porphyries as large zones of hydrothermally altered rock containing quartz veins and stockworks, sulphide-bearing veinlets; fractures and lesser disseminations in areas up to 10km² in size, commonly coincident wholly or in part with hydrothermal or intrusion breccias and dike swarms. Deposit boundaries are determined by economic factors that outline ore zones within larger areas of low-grade, concentrically zoned mineralization.

Mineralization

Hydrothermal alteration at the Galeno property is well zoned, but not always apparent in the relatively un-reactive quartzites which host the system peripherally and to depth. An early, central zone of potassic feldspar and biotite alteration with minor magnetite occurs at depth and tapers and fragments upwards towards the surface into fingers and remnant irregular zones of 10’s of meter diameter. This zone has been overprinted by a phyllic zone of quartz-pyrite ± sericite alteration which forms a discontinuous carapace over and surrounding it. These alteration zones dip to the west, generally following the plunge of the anticline. Propylitic alteration is observed in the distal parts of the system locally as epidote, chlorite and calcite. These hydrothermal assemblages are overprinted by supergene clay alteration that occurs as a surficial layer reaching tens of meters in thickness locally.

Hypogene sulfides occur as veinlets and disseminations within the porphyry and surrounding sedimentary rocks. Quartz vein stockworks affect the porphyry and generally penetrate outwards for tens of metres into the surrounding sandstone and are less evident in the quartzite beds. In general higher copper and molybdenum grades are associated with the presence of quartz-sulfide veinlet stockworks. The central low grade core of the porphyry comprises intense (>60%) early stage quartz-magnetite veining that grades into an annular area of quartz-sulfide (pyrite ± chalcopyrite ± molybdenum) veining that may also contain K-feldspar, biotite or magnetite. These concentric zones are in turn overprinted by a carapace of quartz-sericite-pyrite (± chalcopyrite) veinlets and stockworks.

A lithological control on hypogene sulfide distribution is evident locally as enhanced mineralization in more permeable beds as well as along the underside of relatively impermeable quartzite beds and occasionally dikes. Hypogene sulfide content also appears to increase at contact zones with the PD1 porphyry and the surrounding sedimentary rocks.

Secondary enrichment of copper occurs in a classic blanket averaging 150 m in thickness and reaching up to 400 m locally. The strongest supergene copper mineralization occurs along the southern and eastern flanks of the porphyry intrusive in sericitised and silicified sandstones of the Santa and Carhuaz formations. Secondary copper sulfides are dominated by chalcocite with minor covellite occurring more commonly at the base of the enrichment zone which is defined by a gradational transition to primary mineralization. Traces of native copper have been observed rarely. Quartzites, and to a lesser degree sandstones contain supergene copper minerals to a greater depth than the intrusive lithologies, probably as they neutralize descending copper bearing solutions less efficiently. Secondary copper sulfides mirror hypogene mineralization styles, occurring in veinlets and disseminations where they replace chalcocpyrite and commonly coat pyrite within the enrichment zone. Average secondary copper grades are approximately double those in the primary zone indicating that enrichment is relatively immature.

Overlying the supergene zone there is a leached capping that contains some copper oxides, mostly brochantite that is generally less that 10 m in thickness.

Exploration, Drilling and Resource/Reserve Estimates

Exploration

Diamond drilling has been the primary exploration tool at the Galeno property. Geophysics, primarily ground magnetics, has also been important in defining the extents of the mineralization.

In 1995 Newmont Mining Corp. carried out systematic mapping and sampling, collecting 410 samples over the main porphyry zone and defined a weak to moderate copper anomaly with elevated levels of Au over an area of approximately 800 m by 400 m trending northwest. In the same year the company drilled four diamond drill holes totalling 774 m in the central area of the porphyry. No further work was carried out.

North optioned the property in 1997 and initiated mapping (1:5,000 scale) and sampling work which included the zone of brecciation in the Hilorico area where a gold anomaly was identified. At this time a ground magnetic survey consisting of 17 profiles covering approximately 24.5km, spaced 100 m apart was carried out covering most of the property. Also in 1997 an induced polarization/resistivity (IP) 50 m spaced dipole-dipole survey was completed by Jose Arce over the porphyry deposit, consisting of seven profiles over 7.85 km as well as 36 IP soundings.

North drilled 30 reverse circulation (6,514 m) and 17 diamond drill holes (5,857 m) as part of a 1997-1998 program that delineated the porphyry system but did not fully define the high-grade copper mineralization.

In 1999 North re-initiated geophysical work with a 50 m spaced pole-dipole IP survey carried out by Val D’Or Geophysics consisting of 15 km on eight lines spaced 400 m apart. In the same year 26 profiles of a helicopter-borne magnetics survey were flown covering 154 km, with lines spaced 200 m in the central part of the survey and 400 m at the margins of the block.

The Company began drilling at the Galeno property in July 2005 with two diamond drill rigs and this was increased to three diamond drill rigs in January 2006. In 2005 the Company also commissioned Warren Pratt to geologically map the Galeno and Hilorico properties at 1:5,000 scale.

In 2005 the Company contracted Val D’Ór Geophysics to survey north-south and east-west oriented, variably spaced ground magnetic lines covering 46 km and 10.9 line km of IP using a pole-dipole/dipole-pole array at multiple electrode spacings of 50 to 200m. Both surveys in part duplicated the area surveyed by North and extended it approximately 1.5 km to the east of the previous survey block.

Drilling

The distribution of drilling to March 8, 2006 including several holes in the Hilirico zone is summarized in the table below.

Galeno Property Drilling Summary

Company	Year	# Holes	Total m	Comments
Newmont	1995	4	774.4	DDH-series holes (DD)
North	1997	30	6524.5	RCD-series holes (RC)
North	1998	17	5857.35	DDH-series holes (DD)
Company	2005-06	52	20104.4	GND-series holes (DD)
Company	2005-06	4	1363.8	HR-series (Hilorico zone)
Total		107	34,624.45

Of the 107 drill holes present in the database, 102 have been used in the development of the geologic model and the analytical results from a total of 98 holes have been utilized during grade interpolation.

Drill holes have been primarily located along a series of 100 m spaced east-west grid lines with collars at 100 m to 150 m intervals on section. Approximately 2/3 of the holes are vertical and 1/3 of the holes are inclined holes oriented primarily on the EW section planes and several holes have been drilled at somewhat random orientations.

Approximately 1/3 of the holes in the database are RC holes, the majority of which are located in the south and central portions of the deposit. Five RC holes have been twinned with diamond core holes in order to compare the results obtained between the two methods.

All DD holes drilled by North are HQ-size core with exception of two holes (DDH-GN-36 and 45) which are PQ-size and twin previous RC holes. All RC holes are 4 ¾” diameter. All Company holes drilled in 2005-06 are HQ-size core with the exception of holes GND-05-34 and GND-06-43 from which NQ was recovered from 133.65m to the end of the hole at 461.45m and 419.15m to the end of the hole at 479.55m respectively.

All drill core, RC chips and sample pulp and coarse reject material are stored in a warehouse facility in Lima.

Sampling Methods

In general, samples collected from the reverse circulation RC and diamond drilling programs were over 2 m intervals. All diamond drill core samples were cut by a core saw, along the length of the core. One half of the core was collected in sample bags and shipped for analysis and the other was returned to the core box as a permanent record.

Results from 48 diamond drill holes drilled by the Company (GND-05-01 through GND-05-48), were included in the present resource estimate. All drill core from these holes was HQ in diameter with the exception of holes GND-05-34 and GND-06-43 from which NQ core was recovered from 133.65 to the end of the hole at 461.45 m and from 419.15 to the end of the hole at 416.0 m respectively.

Sampling was conducted over 2 m sample lengths with exceptions to this made to avoid sampling across geological contacts and or areas of no recovery resulting in sample core lengths range between 0.45 m and 3.05 m. Of the total length drilled 91% was sampled over 2 m intervals.

Drill core was received in wooden core trays from the drill rigs and was then processed by Company staff.

In 1998, North twinned two reverse circulation holes RCD-GN-28 and RCD-GN-08, with two diamond holes, DDH-GN-45 and DDH-GN-46 respectively. Holes DDH-GN-46 and RCD-GN-08 show reasonable agreement in the returned sample grades. The grade distribution in diamond drill hole DDH-GN-45 is different than for the twinned reverse circulation hole RCD-GN-28.

The Company drilled three additional twins of RC holes as follows:

GND-05-13 and RCD-GN-31;
GND-05-12 and RCD-GN-30; and
GND-05-55 and RCD-GN-33.

The grade distributions from the pairs are similar as shown by the quantile-quantile plot for the GND-05-13 and RCD-GN-31 pairing.

Results from additional core-reverse circulation twin holes suggest that the discrepancy between DDH-GN-45 and RCD-GN-28 is a local aberration.

Mineral Resources

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Although the Galeno property is primarily a copper deposit, there is some minor contribution anticipated from the gold and molybdenum content. As a result, the mineral resources are tabulated based on a copper equivalent (“CuEq”) cut-off grade which is calculated based on the following assumptions.

Copper Price: US$1.00/lb;
Gold Price: US$400/oz;
Molybdenum Price: US$6.00/lb
Copper Price: US$1.00/lb;
Gold Price: US$400/oz;

Molybdenum Price: US$6.00/lb;
Mining Costs: US$1.00/t;
Ore Processing Costs: US$3.75/t ore milled;
General/Administration Costs: US$0.50/t; and
Mining and metallurgical recoveries are assumed to be 100%.

Copper Equivalent calculation:

CuEq%=Cu% + (Aug/t x (Au Value in $/grAu)/(Cu Value in $/%Cu)) + (Mo% x (Mo Value in $/%Mo)/(Cu Value in $/%Cu))
CuEq% = Cu% + (Aug/t x 12.86/22.05) + (Mo% x 132.28/22.05)

Based on assumptions derived from operations of similar type, scale and location, a “base case” cut-off grade of 0.4%CuEq has been determined for the Galeno deposit. The mineral resources are tabulated at a series of copper equivalent cut-off grades for comparison purposes in the two tables below. The “base case” cut-off grade of 0.4%CuEq is highlighted in the tables.

Galeno Deposit - Indicated Mineral Resource

Cut-off Grade (CuEq%)	Mtonnes	Cu%	Au gpt	Mo%	CuEq%
0.4	504	0.54	0.12	0.015	0.71
0.5	411	0.59	0.13	0.016	0.76
0.6	316	0.64	0.14	0.017	0.83
0.7	225	0.70	0.15	0.018	0.90
0.8	148	0.77	0.16	0.019	0.98

Galeno Deposit – Inferred Mineral Resource

Cut-off Grade (CuEq%)	Mtonnes	Cu%	Au gpt	Mo%	CuEq%
0.4	554	0.39	0.09	0.010	0.50
0.5	206	0.46	0.12	0.012	0.60
0.6	79	0.54	0.15	0.013	0.70
0.7	31	0.62	0.16	0.014	0.80
0.8	12	0.71	0.16	0.014	0.89

In January of 2006, the Company undertook a Phase 3 drilling program at the Galeno property. This phase focused on further defining the lateral and vertical extent of the deposit and infill drilling to complete a NI 43-101 resource estimate. Phase 3 was completed on May 5, 2006 and included 50 diamond drill holes (GND-06-42 thru GND-06-91) totalling 15,072 meters. The Company released results for holes GND-06-42 thru GND-06-48. Hole GND-05-01 thru GND-06-48 formed the basis for the NI 43-101 resource estimated completed by Norwest Corporation (April 21, 2006). Results from the remaining holes (GND-06-49 thru GND-06-91) have not been released as they are infill holes which will be included in an updated resource estimate by Norwest Corporation in the third quarter of 2006. No further drilling is currently planned for the Galeno property in 2006. A pre-feasibility study on the property is scheduled to be completed by the end of 2006.

The significant results of the 2006 Galeno drilling program are as follows:

Hole No.	From meters	To meters	Interval meters	Cu %	Au g/t	Mo %	Cu Equivalent %
GND-06-42	6.0	104	98	0.64	0.18	0.008	0.79

GND-06-43	NO SIGNIFICANT RESULTS

GND-06-44	0.9	390	389.1	0.43	0.05	0.019	0.57

GND-06-45	NO SIGNIFICANT RESULTS

GND-06-46	12.0	92	80	0.42	0.01	0.014	0.57
including	12.0	36	24	0.60	0.02	0.015	0.78

GND-06-47	0.2	302	301.8	0.42	0.01	0.024	0.61

GND-06-48	8.0	110	102	0.46	0.01	0.014	0.60
including	8.0	72	64	0.52	0.01	0.015	0.65

On July 10, 2006 the Company received the results of a NI 43-101 compliant Preliminary Economic Assessment (“PA”) by Samuel Engineering Inc. of Greenwood Village, Colorado on the Galeno property. The results of the PA demonstrated that an open pit mining operation at Galeno is economically viable. The PA however includes Inferred Mineral Resources in the estimation of potential ore and the mine production schedule. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves under the standards set forth in NI 43-101. Furthermore the Company advises U.S. investors that the U.S. Securities and Exchange Commission does not recognize the term. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

On August 9, 2006, the Company announced that it had received a new, independent NI 43-101mineral resource estimate from Norwest Corp of Calgary, Alberta that had significantly increased the size of the indicated resource of the Galeno deposit. A copy of the report from Northwest Corp. is attached to the Form 20-F as an exhibit.

The estimated mineral resource at the Galeno deposit at a 0.4% copper equivalent cut-off are 764 million tonnes grading 0.64% copper equivalent of Indicated Mineral Resources and 98 million tonnes grading 0.48% copper equivalent Inferred Mineral Resources.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

In addition to drilling at the Galeno property, the Company has drilled twenty-six diamond drill holes totalling 8,343 meters at the adjacent Hilorico Gold prospect.

The significant results of the 2006 Hilorico drilling are as follows:

Hole No.	From meters	To meters	Interval meters	Au g/t	Ag g/t	Comments
HR-06-03	40.0	122.5	82.5	0.70	2.20	Oxide
including	52.0	94.4	42.4	1.00	1.50	Oxide

HR-06-04	40.0	110.0	70.0	0.41	10.20	Oxide
including	40.0	66.0	26.0	0.65	5.60	Oxide
and	288.0	300.0	12.0	1.11	463.40	Sulfide

HR-06-05a	138.0	194.0	56.0	2.63	2.63	Oxide
including	148.0	167.7	19.7	6.78	3.86	Oxide

HR-06-06	17.5	68.0	50.5	0.52	3.90	Oxide
and	156.0	216.0	60.0	0.64	4.30	Sulfide

HR-06-07	38.0	251.4	213.4	1.04	1.60	Oxide

HR-06-08	32.0	160.0	128.0	0.97	2.00	Oxide
and	186.0	200.2	14.2	0.50	7.10	Sulfide

HR-06-09	25.4	94.0	68.6	0.96	2.93	Oxide
and	135.2	182.5	47.3	0.79	3.85	Oxide
and	246.0	256.9	10.9	0.48	36.64	Sulfide

HR-06-10	68.0	248.0	180.0	1.26	2.04	Oxide/sulfide
including	68.0	111.2	43.2	1.11	2.76	Oxide
including	111.2	248.0	136.8	1.30	1.82	Sulfide

HR-06-11	0.0	38.0	38.0	1.29	2.88	Oxide
and	138.0	310.0	172.0	0.86	5.54	Oxide/sulfide
including	138.0	226.0	88.0	0.80	4.92	Oxide
including	226.0	310.0	84.0	0.92	2.10	Sulfide

HR-06-12	2.3	30.0	27.7	0.53	2.90	Oxide
and	78.0	274.0	196.0	0.79	4.90	Oxide/sulfide
including	78.0	126.0	48.0	0.71	4.49	Oxide
including	126.0	274.0	148.0	0.81	4.98	Sulfide

HR-06-13	0.0	156.0	156.0	0.97	9.55	Oxide/sulfide
including	0.0	115.7	115.7	1.10	9.08	Oxide
including	115.7	156.0	40.3	0.80	10.90	Sulfide

HR-06-14	2.0	24.0	22.0	0.56	0.70	Oxide
and	98.0	120.0	22.0	0.77	1.20	Oxide

Hole No.	From meters	To meters	Interval meters	Au g/t	Ag g/t	Comments
HR-06-15	3.1	36.0	32.9	0.71	3.40	Oxide

HR-06-16	1.6	33.7	32.1	0.88	6.20	Oxide
and	184.3	249.7	65.4	1.02	2.60	Sulfide

HR-06-17A	0.5	112.4	111.9	0.32	2.00	Oxide
including	86.0	112.4	26.4	0.85	3.40	Oxide

HR-06-18	12.0	96.0	84.0	0.61	3.30	Oxide
including	12.0	38.0	26.0	1.20	1.50	Oxide

HR-06-19	18.0	32.0	14.0	0.55	2.2	Oxide
and	72.0	86.0	14.0	0.51	1.4	Oxide
and	180.0	194.0	14.0	0.85	16.5	Sulfide

HR-06-20	0.5	46.0	45.5	0.59	1.2	Oxide
and	88.0	192.0	104.0	0.80	2.3	Oxide/sulfide
including	88.0	170.0	82.0	0.81	2.3	Oxide
including	172.0	192.0	20.0	0.77	2.5	Sulfide, incl. 0.29% Cu, 0.13% Zn, 0.11% Pb

HR-06-21	6.6	15.5	8.9	0.55	5.7	Oxide
and	100.0	111.7	11.7	0.61	26.7	Sulfide

HR-06-22	198.0	243.6	45.6	1.19	3.8	Sulfide

HR-06-23	52.0	144.0	92.0	0.83	3.5	Oxide
including	79.0	144.0	65.0	0.98	4.1	Oxide

HR-06-24	64.0	76.0	12.0	0.43	3.6	Oxide
including	140.0	178.5	38.5	0.54	6.4	Oxide
including	178.5	206.0	27.5	0.59	2.5	Sulfide, incl. 0.47% Cu

HR-06-25	92.0	150.0	58.0	0.63	5.8	Sulfide, incl. 1.78% Cu, 0.11% Zn
including	108.0	130.0	22.0	0.70	9.1	Sulfide, incl. 4.23% Zn, 0.15% Pb

HR-06-26	2.0	48.0	46.0	0.66	3.0	Oxide
and	90.0	110.7	20.7	0.91	3.3	Oxide

MOLINO PROPERTY

Acquisition of the Property

The Company obtained its interests in the Molino property by way of the Plan of Arrangement.

On May 3, 2004 Lumina acquired from New Inca Gold Ltd and AKD Ltd. 100% of the shares outstanding of two respective subsidiary companies, 1327008 Ontario Ltd and Eastpac Minerals SAC, which collectively held a 100% leasehold interest in the Molino mining concession that lies contiguous to the Galeno mining concessions. New Inca

Gold Ltd and AKD Ltd, through these wholly owned subsidiaries, each owned 50% of the leaseholder rights to the Molino property through an underlying lease with Ciro Eduardo Arenaza Morales, Jesus Esther Villena Gamboa and Juan Francisco Davila Melendez. The terms of Lumina’s agreements with New Inca Gold Ltd. and AKD Ltd were essentially identical. The subsidiaries were transferred to the Company by way of the Plan of Arrangement.

Prior to the Effective Date, other than care and maintenance, no exploration or other activities of any business nature were carried out by Regalito on the Molino property.

Under the terms of the agreement with New Inca Gold Ltd and AKD Ltd. each received a US$150,000 payment for their respective shares of the subsidiaries which in turn held the lease for the mining concessions and each retained a combined net profits interest in minerals from the property totalling 20%, which reduced to 14% in the event there was no production by the end of 2004, 10% by the end of 2005 and which ultimately will convert to a 1.0 % NSR if there is no production from the Molino claims by the end of 2006.

The Molino property lease is currently the subject of ongoing litigation. The Molino property lies contiguous to the Galeno property. The Company was successful in defending a claim by the underlying property holder that the Lease is in breach. The underlying property holder sought a declaration that the Lease was no longer valid due to a breach of its terms. This declaration was sought in a Arbitration. Arbitration was required under the terms of the Lease in the event of a dispute. The underlying property owner appealed the decision of the Arbitrator; however this appeal was dismissed. The underlying property holder subsequently sought to bring the same claim that the lease is in breach before a Court of Peru however the Court determined that the appropriate forum for the dispute was the Arbitration. The underlying property owner has now appealed this determination. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.

If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru. If it is accepted, then a case similar to that presented to the Arbitrator, in which the Arbitrator ruled in favour of the Company, will be heard by a judge in a Court of Peru. An ultimate unfavourable ruling could result in a loss of the El Molino Claims, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

The underlying property owner has also launched a criminal complaint against certain directors of the Company based on the same alleged breach of the Lease. A prosecutor and a judge have already decided there is no merit to this criminal complaint. This has also been appealed by the underlying property owner. This criminal case does not present a threat to the Lease.

For further detail refer to the Galeno property above.

PASHPAP PROPERTY

LA LIBERTAD
ANCASH
HUANUCO
PASCO
JUNIN
LIMA
HUANCAVELICA
OCEANO PACIFICO
Pashpap Property
PERU
Trujillo
Chimbote
Huarmey
Huacho
Chancay
Callao
Lima
Huaraz
Huanuco
Cerro de Pasco
Huancayo
Huancavelica
Barranca
Casma

NorthernPeru CopperCorp

ACCESS AND LOCATION MAP

141356

Acquisition of the Property

The Company obtained its interests in the Pashpap property by way of the Plan of Arrangement.

In July 2003 Lumina identified the Pashpap property on government maps. Representatives of the Company then defined the boundaries of the concessions comprising the Pashpap property, and subsequently recorded them in the name of the Company with the Peruvian Ministry of Energy and Mines. The Company holds a 100% undivided interest in the Pashpap property. Located 450 kilometres north of Lima, in the Ancash Department, the property is made up of fourteen mining concessions that cover a total surface area of 10,987 hectares. See map on following page. Several copper-molybdenum porphyry targets on the property (only one of which has been drilled) offer excellent exploration potential.

Prior to the Effective Date, other than care and maintenance, no exploration or other activities of any business nature were carried out by Regalito on the Pashpap property.

The Pashpap property contains an Andean type “porphyry copper” hydrothermal system that has at least five porphyry centres and a skarn zone. Copper mineralization was first recognised on the Pashpap property in 1914. Subsequently the property has undergone a number of exploration campaigns by the following companies:

Newmont, AMAX, Homestake, Buenaventura and Noranda. A total of 16,245 metres of diamond drilling in 88 holes have been completed on the property.

Pursuant to an agreement dated May 31, 2005 between the Company and Japan Oil, Gas and Metals National Corporation (“JOGMEC”), the Company granted JOGMEC an option to earn a 51% participating joint venture interest in the Pashpap property. The terms of the agreement require JOGMEC to complete a minimum of US$5 million on exploration on the property, (at least $0.5 million in year 1) including a minimum of 25,000 meters of drilling over a period of four years to earn its interest. Upon JOGMEC meeting its investment obligations, both parties will be responsible for funding their pro-rata share of the future costs. Should either party not wish to continue its obligations then its interest will be diluted accordingly until it is less than 20% interest, whereupon it will automatically convert to a 2% NSR.

Exploration Program

During the fiscal year ended June 30, 2006, management’s efforts were focused on review of drilling results from the 2005 drill program carried out by JOGMEC and approval of JOGMEC’s proposed geologic mapping, sampling and 4,800 meter diamond drilling program scheduled for completion in the latter half of calendar 2006. The Company also provided permitting, legal and additional mineral concession acquisition support to the project. In support of the exploration program, JOGMEC worked on securing surface access agreements with the local community and private land owners as well as permits and approvals from Peruvian regulatory authorities. Diamond drilling commenced on July 29, 2006. As at August 30, 2006, a total of 3,900 meters of diamond drilling had been completed in seven drill holes. The Company is awaiting drilling results from JOGMEC. A summary of the key developments is provided below:

  In the latter half of calendar 2005 JOGMEC spent US$739,000 on exploration including 1,852m of drilling in six diamond drill holes, three kilometres of new road construction and extensive geological mapping and geochemical sampling.

  All drill holes contained significant sulphide mineralization and confirm the presence of a cluster of coalescing porphyry copper systems of at least seven kilometres in diameter, within which extensive areas remain untested by drilling.

  Additional staking of new exploration targets in the Pashpap district more than doubled the size of the property from 4,823 hectares to 10,987 hectares. The enlarged property remains 100% owned by the Company and is subject to the JOGMEC earn-in agreement.

  JOGMEC and the Company have approved a 4,800m diamond drill and geologic mapping program on new exploration targets that is budgeted at US$1,200,000 and which commenced on July 29, 2006.

Item 5.                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Form 20-F, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, Plant and Equipment” and located elsewhere herein regarding industry prospects and the Company’s financial positions are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this Form 20-F under “Item 3(D) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, gold/copper prices and other metals, technology and exploration hazards.

A.           Operating Results

The Company is a natural resource company, engaged in the acquisition, exploration and development of mineral properties. The Company does not have any producing properties at this time.

The Company was incorporated on February 28, 2005, and as such does not have three years’ annual financial information to make comparisons to any prior reporting periods. As the Company does not have any producing mineral properties, its sole source of revenue is through interest earned on amounts on deposit and possible foreign exchange gains. These amounts are used to offset some of the administrative operating expenses. The interest income is dependent on the funds available for deposit and fluctuating interest rates.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties and projects contain ore reserves that are economically recoverable. In accordance with Canadian generally accepted accounting principles, (“Canadian GAAP”) the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, (“U.S. GAAP”) the Company capitalizes the acquisition costs of mineral use rights for parcels of land not owned by the Company. The Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified. See Note 13 to the Consolidated Financial Statements of the Company.

At the date of this Form 20F, although a resource as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. Until a bankable feasibility study is completed on the Company's properties, there is no assurance that any of the deposits categorized as resources will be converted to reserves. As such, the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of a property, or being able to realize the costs incurred on a subsequent disposal of a property.

The Company's Consolidated Financial Statements have been prepared on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its and management’s ability to develop profitable operations and to continue to raise adequate financing. The Company's sole source of financing is by the issue of common stock from treasury.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration, copper prices and the availability of financing in capital markets, factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Company’s Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management's expectations at the date of preparation. Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in the Consolidated Financial Statements.

The following discussion and analysis of the financial condition and operating results of the Company for the year ending June 30, 2006 and for the period from incorporation on February 28, 2005 to the first fiscal year ended June 30, 2005 (the "MD&A") should be read in conjunction with the Company’s Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP with comparisons to U.S. GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's Consolidated Financial Statements are described in Note 13 to the Company’s Consolidated Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties and deferred exploration. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral properties and deferred exploration are critical accounting policies that affect judgments and estimates used in the preparation of the Company’s financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian GAAP. The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company’s properties.

Changes in circumstances in the future, many of which are outside of management’s control, will impact on the Company’s estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venture decisions and developments, market prices of minerals, government actions, the Company’s plans and intentions with respect to is assets and other industry and competitor developments.

The Company has not yet determined whether the properties contain mineral resources that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company’s control, such as the market value of minerals recovered.

The Company believes it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable.

While the Company believes that economically recoverable reserves will be identified, and that the value of the assets held for sale will be recovered, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-offs costs capitalized to date.

Recent accounting pronouncements

Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

(i)

In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” It prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. It also specifies how financial instrument gains and losses are to be presented. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on or before April 1, 2007. Transitional provisions vary based on the type of financial instruments under consideration. The effect on the Company’s consolidated financial statements is not expected to be material.

(ii)

CICA Handbook Section 1530, “Comprehensive Income,” was issued in January 2005 to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on or before April 1, 2007. Financial statements for prior periods will be required to be restated for certain comprehensive income items. The effect on the Company’s consolidated financial statements is not expected to be material.

(iii)

In January 2005, the CICA issued Handbook Section 3251, “Equity,” which replaces Section 3250, “Surplus.” It establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company plans to adopt this Section on April 1, 2007. The effect on the Company’s consolidated financial statements is not expected to be material.

(iv)

In June 2005, the CICA issued Handbook Section 3831 “Non-monetary Transactions” (“Section 3831”). This section supersedes CICA Handbook Section 3830 “Non-monetary Transactions” (“Section 3830”), establishes standards for the measurement and disclosure of non-monetary transactions and defines when an exchange of assets is measured at fair value and when an exchange of assets is measured at carrying amount. Section 3831 applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The application of Section 3831 had no impact on the financial statements of the Company.

U.S. GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under U.S. GAAP are summarized below:

(i)

The Company follows SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is the equivalent of CICA Handbook Section 3110. In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations,” to clarify when sufficient information would be available to reasonably estimate the timing and cost of performing a conditional asset retirement obligation. FIN No. 47 applies to fiscal years ending after December 15, 2005 and has not had an effect on the Company’s consolidated financial statements.

(ii)

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 should be applied for fiscal years ending after September 15, 2005. The application of this consensus does not affect the presentation or aggregation of its operating segments.

(iii)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact on the Company’s financial position or results of operations.

(iv)

On December 16, 2004, FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants, SFAS 123(R) will have no effect on the Company’s financial statements as presented herein.

(v)

In December 2004, the FASB issued SFAS 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for the Company’s 2006 fiscal year. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. The adoption of this statement has no impact on the financial statements of the Company for its fiscal year ended June 30, 2006.

(vi)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Milling Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(vii)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time the Company makes a change in accounting policy.

Operating Results of the Company

Fiscal year ended June 30, 2006 compared to fiscal year ended June 30, 2005

The Company effectively commenced operations on May 19, 2005 upon completion of the Plan of Arrangement and completed its first fiscal period end on June 30, 2005. The period from July 1, 2005 to June 30, 2006 (“fiscal 2006”) represented the Company’s first full year of operations. As fiscal 2005 consisted of approximately 1.5 months of operations, comparisons between fiscal 2006 and 2005 operations are not considered meaningful. Fiscal 2006 consisted of a full twelve months of operations and therefore, every income and expense account increased significantly as compared to the amounts recognized in fiscal 2005. Specifically, interest income increased from $1,797 in fiscal 2005 to $90,559 for fiscal 2006 due to the much larger cash balance in the Company from two financings completed in fiscal 2006 (refer to Liquidity and Capital Resources). The most significant expense increases in fiscal 2006 were for stock-based compensation expense and investor relations and promotion, as explained below.

During fiscal 2006, the Company’s efforts were concentrated on an extensive exploration program on the Galeno property, resulting in approximately $9.7 million being expended on exploration on the property.

For the year ended June 30, 2006, the Company incurred a net loss of $1,568,186. The loss consisted of general and administrative expenses (“G&A”) of $1,585,576, other expenses of $73,169 and interest income of $90,559.

Significant expenses included in G&A were stock based compensation expense of $999,831 and investor relations expenses of $198,496. Stock based compensation expense consisted of $224,211 recognized for the fair value of warrants, $494,780 for options and $280,840 for bonuses paid in shares to key management personnel.

For the fiscal year ended June 30, 2006, cash used in operations was $534,822. Cash used in investing activities was $9,014,516, spent primarily on the Galeno property. The Company received cash in the aggregate of $15,654,545, consisting of $15,643,845 from the proceeds of two private placements completed in December, 2005 and April, 2006, $6,000 from the exercise of warrants and $4,700 from the exercise of options.

The Company capitalizes all costs incurred in connection with its mineral property interests. Mineral property expenditures incurred during the year ended June 30, 2006 totalled $10,238,118, net of recoveries of $146,030. Of this amount, $9,850,661 was spent on the exploration program at the Galeno property. The Company also made an option payment of $463,687 on the property. A total of $69,800 of expenditures was incurred on the Pashpap property and $146,030 was received from JOGMEC on account of the total exploration expenditures to be incurred under the option agreement. As at June 30, 2006, the carrying values of the mineral properties were $13,235,354 for the Galeno property and $139,201 for the Pashpap property, for an aggregate of $13,374,555.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations for the year ended June 30, 2006.

See Note 13 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations.

Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or the Company is unlikely to pursue exploration activities on the property. Under US GAAP, mineral property exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests. Residual values are determined for each individual property.

See Note 13 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations.

Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at June 30, 2006 would have been reduced from $22,657,377 to $11,922,263 as a result of mineral exploration costs expensed, under U.S. GAAP, of $10,735,114. The shareholders equity would have decreased from $21,400,233 under Canadian GAAP to $10,665,119 under U.S. GAAP as a result of mineral exploration costs expensed. The loss for the year on the consolidated statement of operations ended June 30, 2006 would have increased from a loss of $1,568,186 applying Canadian GAAP to a loss of $11,342,617 as a result of the mineral exploration costs expensed under U.S. GAAP of $9,774,431. The cash flows used in operating activities in the consolidated statement of cash flows for the year ended June 30, 2006 would have increased from Canadian GAAP of $534,822 to $9,049,912 under U.S. GAAP as a result of mineral exploration costs expensed. The cash flows used in investing activities in the consolidated statement of cash flows for the year ended June 30, 2006 would have decreased from Canadian GAAP of $9,014,516 to $499,426 under U.S. GAAP as a result of mineral exploration costs expensed.

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the year ended June 30, 2006.

Fiscal Year Ended June 30, 2005

The Company incurred a net loss of $557,340 for the period from February 28, 2005 to June 30, 2005. The loss consisted of general and administrative expenses of $43,490, stock based compensation of $503,005, foreign exchange losses and other expenses of $12,642 and interest income of $1,797. The Company effectively commenced operations on May 19, 2005 upon completion of the Plan of Arrangement. Due to its limited operating history, expenses incurred during the period to June 30, 2005 are not representative of a full year of operations.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 13 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations.

Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at June 30, 2005 would have been reduced from $6,224,381 to $5,263,698 as a result of mineral exploration costs expensed, under U.S. GAAP, of $960,683. The shareholders equity would have decreased from $6,148,158 under Canadian GAAP to $5,187,475 under U.S. GAAP as a result of mineral exploration costs expensed. The loss for the period on the consolidated statement of operations ended June 30, 2005 would have increased from a loss of $557,340 applying Canadian GAAP to a loss of $829,475 as a result of the mineral exploration costs expensed under U.S. GAAP of $272,135. The cash flows used in operating activities in the consolidated statement of cash flows for the period from inception to June 30, 2005 would have increased from Canadian GAAP of $11,827 to $211,207 under U.S. GAAP as a result of mineral exploration costs expensed. The cash flows used in investing activities in the consolidated statement of cash flows for the period from inception to June 30, 2005 would have increased from Canadian GAAP of $245,760 to $22,726 under U.S. GAAP as a result of mineral exploration costs expensed.

B.           Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

Pursuant to the Plan of Arrangement, the Company received cash in the amount of $3,274,555 to fund its operations. As at August 31, 2006, the Company had working capital of $5,900,000. Working capital items include cash of $7,400,000, other current assets of $40,000 and current liabilities of $1,540,000.

The Company has no long-term debt obligations or off-balance sheet arrangements.

During the year ended June 30, 2006, the Company received cash in the aggregate of $15,654,545, consisting of $15,643,845 from the proceeds of two private placements completed in December, 2005 and April, 2006, $6,000 from the exercise of warrants and $4,700 from the exercise of options. The aggregate change in cash for the year was a net increase of $6,105,207.

In December 2005 the Company completed a private placement and issued 2,065,000 commons shares for proceeds of $2,908,031, net of finders’ fees of $145,116 and other issue costs of $44,353. In April, 2006 the Company completed a private placement and issued 4,000,000 common shares for proceeds of $12,735,814, net of finders’ fees of $243,750 and other issue costs of $20,436.

Capital Requirements

The Company’s cash requirements during the next 12 months will be for funding its business operations. The Company has sufficient cash reserves to complete its planned exploration program as well as completing a pre-feasibility study on the Galeno property. Thereafter, the Company intends to raise additional capital through a private placement or public offering of stock, to continue work on the Galeno property, or to expand its business operations. The Company believes it will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's work on the property. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of October 31, 2006, the Company has 27,287,442 issued and outstanding common shares, and 1,530,000 outstanding stock options.

As at August 31, 2006, the Company had working capital in the amount of $5,900,000. The Company expects that these funds will be sufficient for the next twelve months and will be expended as follows:

Description	Amount ($)
Acquisition payments on the Galeno property	1,265,000
Exploration costs on the Galeno property for the next 12 months	3,550,000
Management Fees	160,000
Overhead Costs	720,000
Unallocated Working Capital	205,000
Total	5,900,000

In the event the Company will require additional capital to finance further acquisitions and undertake exploration of mineral properties or for general and administrative expenses, it will have to depend on raising funds by the issuance of shares. Due to the general uncertainties of the financial markets, the Company cannot guarantee that it will be successful in raising any additional funds required.

In the long term, the Company's financial success will depend on the extent to which it can discover mineralization and establish the economic viability of developing its mineral properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty. The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced, mining regulations in Peru, and foreign exchange rates.

None of the Company’s mineral properties currently have reserves.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend of Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.           Off-balance sheet arrangements

None.

F.           Tabular disclosure of Contractual Obligations

Not applicable.

Item 6.                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth certain information as of October 31, 2006 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or in the United States
			Company	Position	Owner- Ship (%)
Ross Beaty	54	Director Chairman of the Board	Pan American Silver Corp.(1) Lumina Resources Corp.(2) Global Copper Corp.(3)	Chairman of the Board Director Director	2.50% 26.45% 26.84%
Ross Cory	49	Independent Director	Eldorado Gold Corporation(4) Lumina Resources Corp.(2)	Director Director	0.003% Nil
Anthony Floyd	56	Independent Director	Inca Pacific Resources Inc.(5) Lumina Resources Corp.(2) Global Copper Corp.(3)	President and Director CEO Director	1.64% 1.89% 1.66%
Marshall Koval	48	Chief Executive Officer, President and Director	None	N/A	N/A
Sandra Lim	46	Chief Financial Officer	Lumina Resources Corp.(2) Global Copper Corp.(3) Inca Pacific Resources Inc.(5) Grayd Resources Corporation(6)	CFO CFO CFO CFO and Director	Nil 0.15% Nil Nil
Robert Pirooz	42	Secretary	Pan American Silver Corp.(1) Lumina Resources Corp.(2) Global Copper Corp.(3) Rodinia Minerals Inc.(7)	General Counsel and Secretary Secretary and Director Secretary and Director Director	Nil 0.46% 1.52% 0.47%
Donald Shumka	63	Independent Director	Eldorado Gold Corporation(4) Lumina Resources Corp.(2)	Director Director	Nil Nil
John Wright	53	Independent Director	Pan American Silver Corp.(1) Global Copper Corp.(3)	Director Director	0.03% 0.71%

(1)	Pan American Silver Corp. is a silver producing company with mines in located in Peru, Mexico and Bolivia.
(2)	Lumina Resources Corp. is an exploration stage company with three copper projects located in Canada.
(3)	Global Copper Corp. is an exploration stage company with two copper projects located in Chile and two copper projects located in Argentina.
(4)	Eldorado Gold Corporation is a gold producing company with mines located in Brazil and Turkey.
(5)	Inca Pacific Resources Inc. is an exploration stage company with one copper project located in Peru.
(6)	Grayd Resources Corporation is an exploration stage company with one gold project located in Mexico and one gold project located in the United States.
(7)	Rodinia Minerals Inc. is an exploration stage company with two uranium projects located in the United States.

The Company rents office space from Pan American Silver Corp. The Company shares office and administrative expenses and certain administrative personnel with Lumco, Global and Inca. Other than these transactions, there are no transactions that have been consummated between the Company and any of the companies listed above.

Other than Lumco, Global and Inca, the companies referred to above are either commodity producers or, if in the exploration stage, are exploring for commodities other than copper and in locations outside of Peru.

As disclosed under Risk Factors, all of the directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. In addition, the directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

Ross Beaty, Director

Mr. Beaty has been a Director of Company since August 9, 2006 and a director of Lumco and Global since May 9, 2005. Mr. Beaty is currently the Chairman of the Board and Chief Executive Officer of Pan American Silver Corp. (TSX; NASDAQ). Mr. Beaty was also the Chairman and Chief Executive Officer of Equinox Resources Ltd. from May 1985 to April 1994 and Da Capo Resources Ltd. from April 1994 to September 1996. Mr. Beaty graduated from the University of British Columbia with Bachelor of Science in Geology in 1974 and a Masters of Science in Geology from the University of London in 1975. In addition Mr. Beaty received a law degree from the University of British Columbia in 1979. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining and Metallurgy. In 1997, Mr. Beaty obtained a P. Geo from the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Beaty spends approximately 10% of his time on the affairs of the Company.

Ross Cory, Director

Mr. Cory has been a Director of the Company since May 9, 2005. Mr. Cory has been a Director of Eldorado Gold Corporation since April, 2003, a director of Lumco since May 9, 2005 and was a director of Regalito Copper Corp. from May 9, 2005 to May 12, 2006. Mr. Cory is a Senior Vice-President of Investment Banking at Raymond James Ltd. although is currently on a long-term leave of absence from the firm. As a founding shareholder of a predecessor firm, Mr. Cory has held various senior executive positions in the investment industry since 1989 with a primary focus on providing investment banking services to the mining sector. Mr. Cory is a graduate of the University of British Columbia with a Bachelor of Science degree in General Sciences and an MBA in Finance and International Business. Mr. Cory spends approximately 10% of his time on the affairs of the Company.

Anthony Floyd, Director

Mr. Floyd has been a Director of the Company and Global since May 9, 2005. Mr. Floyd has been the CEO of Lumco since May 9, 2005 and the President and a Director of Inca Pacific Resources Inc. since April 1994. He was a Director and CEO of Regalito Copper Corp. from May 23, 2003 to May 8, 2005 and thereafter a Director until May 12, 2006. He was also a Director of Grayd Resources Corporation from January 2001 to September 2002. Mr. Floyd graduated with a Bachelor of Science in Geology (Honours) from the University of Nottingham in England, and in 1972 received a Masters of Science in Mineral Exploration from the University of Leicester in England. In 1992, Mr. Floyd obtained a P.Geo. designation from the Association of Professional Engineers & Geoscientists of British Columbia. Mr. Floyd spends approximately 20% of his time on the affairs of the Company.

Marshall Koval, Chief Executive Officer, President and Director

Mr. Koval has been Chief Executive Officer and President of the Company since May 9, 2005. He has over 27 years of executive management, corporate development, finance, engineering, geology and environmental expertise. Mr. Koval was formerly President of Pincock Allen & Holt and Northwest Mining Association, and has also served in various positions for mining and consulting companies including Golder Associates, BHP/Utah International, Inco, Meridian Minerals, and Inspiration Consolidated Copper. His experience ranges from mineral exploration, feasibility study and permitting, to finance, mine development, operation and closure. His recent focus has been providing management consulting support on feasibility study, finance, M&A, privatization and stock listing projects. Environmental work includes advising mining companies and banks on environmental management, permitting and compliance, remediation and closure. He has worked extensively in both North and South America, Europe and Australia. Mr. Koval is a graduate of the University of Missouri with a B.Sc. Geology, and is a registered P. Geo, of Washington and North Carolina. Mr. Koval spends approximately 70% of his time on the affairs of the Company. If and when more of his time is required by the Company, he is prepared to devote as much more time as is necessary.

Sandra Lim, Chief Financial Officer

Ms. Lim has been CFO of Global, Lumco and the Company since May 9, 2005. She was CFO of Regalito from June 9, 2004 to May 12, 2006. Ms. Lim is also the CFO of Inca Pacific Resources Inc. and CFO and a Director of Grayd Resources Corporation, since January, 2006. Ms. Lim was designated a Certified General Accountant by the CGA Association of BC in May 1988 and the CGA Association of Canada in June 1988, and a Certified Financial Planner by the Financial Planners Standards Council in January 1999. Ms. Lim was an associate with the firm of G. Ross McDonald, Chartered Accountant, in Vancouver, BC from November 1988 to May 2005 when she joined the Company full-time. Prior to working with G. Ross McDonald, Ms. Lim held positions as controller with several private companies. Ms. Lim spends approximately 30% of her time on the affairs of the Company.

Robert Pirooz, Secretary

Mr. Pirooz has been a Director and Secretary of Global and Lumco since May 9, 2005. Mr. Pirooz has been the Secretary of the Company since May 9, 2005 and was a director from May 9, 2005 to August 9, 2006.. Mr. Pirooz was a Director, Vice-President and Secretary of Regalito from May 23, 2003 to May 8, 2005 and thereafter, CEO until May 12, 2006. He has also been the Secretary and General Counsel of Pan American Silver Corp. (TSX; NASDAQ) since January 1, 2003. Mr. Pirooz studied commerce at Dalhousie University and received a law degree from the University of British Columbia in 1989. Mr. Pirooz practised law in Vancouver and Victoria, BC from May 1990 to February 1998 primarily in the areas of corporate and commercial and securities law. He served as General Counsel, Vice-President and Secretary of Pan American Silver Corp. (TSX; NASDAQ) from April 1998 to October 2000 and from October 2000 to December 2002 was General Counsel and Group Vice President of the BCR Group of Companies. Mr. Pirooz is a lawyer and business consultant providing services through Iris Consulting Ltd. and Mirador Law Corp. to Pan American Silver Corp. and a limited number of corporate clients. Mr. Pirooz spends approximately 20% of his time on the affairs of the Company.

Donald Shumka, Director

Mr. Shumka has been a Director of the Company since May 9, 2005. Mr. Shumka is Managing Director of Walden Management Ltd., a firm providing financial consulting services to a variety of clients. Mr. Shumka has been a Director of Lumco since May 9, 2005 and a Director of Eldorado Gold Corporation since May, 2005. Mr. Shumka received his Bachelor of Arts degree from the University of British Columbia and a Master of Business Administration from Harvard University. From 1966 to 1979 he worked in a variety of positions in the forestry industry, from 1979 to 1989 he was Vice-President and Chief Financial Officer of West Fraser Timber Co. Ltd., and from 1989 to 2004 he headed the Forest Products Group for two Canadian investment banks. Mr. Shumka has been active in the not for profit sector and is currently Chair of the British Columbia Arts Council. Mr. Shumka spends approximately 10% of his time on the affairs of the Company.

John Wright, Director

Mr. Wright has been a Director of Global and the Company since May 9, 2005. Mr. Wright was a director of Regalito from December 15, 2003 to May 12, 2006. Mr. Wright is a Metallurgical Engineer and Honours graduate of Queens University in Ontario. Mr. Wright is a co-founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was co-founder of Equinox Resources. Previously, he spent 10 years with TeckCominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright spends approximately 10% of his time on the affairs of the Company.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B. Compensation

Other than Marshall Koval, the Company’s Chief Executive Officer and President, the Company has not paid and will not be paying in the immediate future any direct compensation to its directors or senior management for their services other than the issuance of incentive stock options and bonus shares under the Company’s Stock Option and Stock Bonus Plan. On May 15, 2005, the Company entered into a Management Consultant Agreement with Marshall Koval whereby the Company has agreed to pay the sum of US$7,000 per month (increased to US$7,500 per month in January, 2006) to Mr. Koval for providing management services to the Company.

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal year ended June 30, 2006:

Name and Principal Position	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payout
				Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ross Cory, Director	nil	nil	nil	30,000[2]	n/a	n/a	nil
Anthony Floyd Director	nil	nil	nil	30,000[2]	n/a	n/a	nil
Marshall Koval CEO, President and Director	$101,000	88,090	nil	30,000[2]	n/a	n/a	nil
Ross Beaty Director	nil	nil	nil	30,000[2]	n/a	n/a	nil
Sandra Lim CFO	nil	nil	28,479[3]	10,000[2]	n/a	n/a	nil
Robert Pirooz Secretary	nil	nil	20,172[3]	30,000[2]	n/a	n/a	nil
Donald Shumka Director	nil	nil	nil	30,000[2]	n/a	n/a	nil
John Wright Director	nil	nil	nil	30,000[2]	n/a	n/a	nil

1.	All of the stock options granted by the Company to its directors and senior management are granted as an incentive for future services provided to the Company.
2.	These options are exercisable at a price of $3.23 per share until January 13, 2011.
3.	Paid to Regalito and Global under the cost-sharing arrangement amongst Regalito, Global, Lumina and the Company for general and administrative expenses.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C.           Board Practices

Election of Directors

The board of directors of the Company is currently comprised of Ross Beaty, Marshall Koval, Ross Cory, Anthony Floyd, Donald Shumka and John Wright. Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a director before then.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than Marshall Koval, the Company’s Chief Executive Officer and President, the Company has not entered into any employment contracts with its directors or senior management and there are no compensatory plans, contracts or arrangements in place with the Company’s directors or senior management resulting from the resignation, retirement or any other termination of employment with the Company.

On May 15, 2005, the Company entered into a Management Consultant Agreement with its President, Marshall Koval whereby the Company has agreed to pay the sum of US$7,000 per month (increased to $7,500 per month in January, 2006) to Mr. Koval for providing management services to the Company as well as the payment of a discretionary bonus (either in cash, options, or shares of the Company) and the grant of 200,000 stock options. The Company has also entered into an Executive Bonus/Retention Agreement dated May 15, 2005 with Mr. Koval which provides for the issuance of an aggregate of 30,000 Bonus shares under the Plan (10,000 Bonus shares per year) as a rention bonus and the payment of a Share Appreciation Bonus and Transaction Bonus, as follows:

Share Appreciation Bonus -

Provided Marshall Koval is in the employ of the Company at such time as the Company’s share price reaches: (1) Cdn$3.00 and trades at or above an average of Cdn$3.00 for a period of 20 consecutive trading days on the TSX, the Company shall award from its Stock Option and Stock Bonus Plan (the “Plan”), 15,000 common shares of its capital stock as a fully earned bonus (15,000 common shares issued in February, 2006); and (2) Cdn$6.00 and trades at or above an average of Cdn$6.00 for a period of 20 consecutive trading days on the TSX, the Company shall award from the Plan, 15,000 common shares in its capital stock as a fully earned bonus.

Transaction Bonus -

Provided Marshall Koval is in the Company’s employ at such time as the Company undertakes a sale in respect of the Galeno property in a single transaction for a value greater than Cdn$70,000,000, the Company shall award from the Plan 40,000 common shares in its capital stock as a fully earned bonus.

Board Committees

The board of directors currently has three committees; the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Audit Committee is comprised of Messrs. Cory, Wright and Shumka, and is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements and the annual financial statements. The Compensation Committee is comprised of Messrs. Cory and Wright. The Compensation Committee determines the salaries and benefits of the Company’s executive officers and the general compensation structure, policies and programs of the Company, as well as administering the Company’s stock option plan. The Nominating and Governance Committee is comprised of Messrs. Cory and Shumka. The Nominating and Governance Committee oversees the effective functioning of the board of directors and the relationship between the directors and management of the Company.

The Company has also adopted a code of ethics, which includes the following with regard to the Company’s directors and officers:

Directors and officers are required to avoid situations that place the director or officer in a conflict of interest. If directors or officers find themselves in a conflict or potential conflict of interest, their duties are as follows:

For officers:

  The conflict or potential conflict must be reported immediately to their immediate superior.
  If the conflict or potential conflict cannot be avoided or resolved by the officer and his or her immediate superior, the officer must advise the Nominating and Governance Committee.

  For non-executive officers, the CEO, may, in appropriate circumstances as he or she determines in their best judgment, waive a conflict. Any such waivers must be reported to the Nominating and Governance Committee at its next meeting.
  For executive officers, only the Board of Directors may waive a conflict.

For directors:

•	The conflict or potential conflict must be reported immediately to the Chairman of the Board and Chairman of the Nominating and Governance Committee.
•	If the conflict or potential conflict cannot be avoided or resolved, the director must:
	•	disclose the conflict or potential conflict to all of the directors of the Company; and
	•	abstain or recuse, as the case may be, from any vote or meeting in connection with the subject of the conflict.

D.           Employees

The Company does not have any full-time employees.

E.           Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of the options or warrants to purchase shares of the Company held by such persons as at June 30, 2006:

Name and Position Held	Number of Shares Held[1]	Percentage of Shares Held (%)[2]	Number of Stock Options Held	Exercise Price Cdn($)	Expiry Date	Number of Warrants Held
Ross Cory, Director	0	-	80,000 30,000	$1.98 $3.23	June 17/10 Jan. 13/11	nil
Ross Beaty Director	7,046,601	25.82%	50,000 30,000	$0.01 $3.23	June 6/08 Jan. 13/11	nil
Anthony Floyd, Director	175,000	0.64%	200,000[3] 30,000	$0.01 $3.23	June 6/08 Jan. 13/11	nil
Marshall Koval, Chief Executive Officer, President and Director	48,000	0.18%	200,000 30,000	$1.72 $3.23	May 26/10 Jan. 13/11	nil
Sandra Lim, Chief Financial Officer	10,000	0.04%	20,000[3] 10,000	$0.04 $3.23	Jan. 27/10 Jan. 13/11	nil
Robert Pirooz, Secretary	254,200	0.93%	200,000[3] 30,000	$0.01 $3.23	June 6/08 Jan. 13/11	nil
Donald Shumka, Director	0	-	80,000 30,000	$1.98 $3.23	June 17/10 Jan. 13/11	nil
John Wright, Director	118,000	0.43%	30,000 30,000[3] 30,000	$1.98 $0.03 $3.23	June 17/10 Dec. 17/08 Jan. 13/11	nil

1.	The Company has only one class of shares issued and outstanding, namely, common shares, with no par value, and all of the common shares have the same voting rights.
2.	The percentage ownership is based on 27,287,442 shares outstanding as of June 30, 2006.
3.	These options were granted by Regalito prior to May 19, 2005.

None of the aforementioned options or warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Stock Option and Stock Bonus Plan

The Company adopted a Stock Option and Stock Bonus Plan (the “Plan”) on May 9, 2005 for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such person with the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. As at June 30, 2006, options granted and outstanding under the Plan, to directors, officers and consultants, provide for the purchase, in the aggregate, of 1,530,000 common shares of the Company.

In addition, the Plan provides for the issuance of up to an aggregate of 200,000 Bonus shares in each calendar year to those directors, officers, employees and consultants who are deemed to have provided extraordinary contributions to the advancement of the Company. Any such issuance would be based on performance reviews and recommendations by the Company’s Compensation Committee. The Company has issued 110,000 Bonus shares as at June 30, 2006.

Any grant of options under the Plan will be within the discretion of the board of directors, subject to the condition that the maximum number of shares which may be issuable under the Plan shall not exceed 10% of the Company’s issued and outstanding shares, from time to time inclusive of the Bonus shares. The number of option shares and Bonus shares issuable under the Plan to any one individual during a one year period must not exceed 5% of the total number of issued and outstanding common shares on a non-diluted basis. In addition, the number of option shares and Bonus shares which may be issuable under the Plan within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; (ii) to one individual who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue; and (iii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the outstanding issue.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of 10 years in accordance with the rules and policies of the TSX. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the weighted average market price for the five (5) trading days prior to the date the option is granted. The Plan also provides for reclassification of options in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

Under the Plan, options are non-assignable and non-transferable. For stock options granted to employees, consultants or management company employees, the Company represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be. If the optionee ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the optionee ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The board of directors may make certain amendments to the Plan or any option without shareholder approval. The directors have the authority to make changes such as: amendments of a “housekeeping” nature; a change to the vesting provisions of an option; a change to the termination provisions of an option which does not entail an extension beyond the original expiry date; and the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying options from the Plan reserve. Amendments which reduce the exercise price or extend the term of an option held by an insider or which increase the fixed maximum percentage of common shares issuable under the Plan will require shareholder approval. Any amendment to the Plan is also subject to the acceptance of the TSX.

Item 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of October 31, 2006, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
Ross Beaty	7,046,601(1)	25.82%
Exploration Capital Partners 2000 Limited Partnership(2)(4) and Global Resource Investments Ltd.(3)(4)	2,700,000	9.90%

(1)	1,812,500 of these shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.

(2)

A Nevada limited partnership with 91 limited partners none holding 10% or more of the limited partnership units. The general partner is Resource Capital Investments Corporation. Arthur Richards Rule is the principal shareholder of the General Partner.

(3)

A Nevada limited partnership. All general and limited partnership units are owned by Rule Investments Inc., which in turn is owned by the Rule Family Trust. Arthur Richards Rule and Bonnie Rule are the Trustee and Grantors of the Rule Family Trust.

(4)

By virtue of the relationship between Arthur Richards Rule and both Exploration Capital Partners 2000 Limited Partnership and Global Resource Investments Ltd., the parties are deemed to be acting in concert.

As of June 30, 2006 the Company had 40 shareholders of record of which 3,177,050 shares were held by 21 shareholders of record who are non-resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.           Related Party Transactions

The Company shares general and administrative expenses on a pro-rata basis with four other companies which have certain directors and officers in common.

The Company rents office space from a company with two directors and one officer in common. The amount of rent paid (2006 - $9,885, 2005 - $1,342) is based on the amount of office space occupied by the Company. The Company also has an informal arrangement with three other companies with certain directors and officers in common whereby the four companies share general and office expenses as well as administrative and certain management personnel. The Company pays its pro-rata share of these expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties. In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

Item 8.                     FINANCIAL INFORMATION

A.           Financial Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company as at June 30, 2006 and for the period from inception (February 28, 2005) to June 30, 2005.

The Company knows of no pending material legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Molino property lease is currently the subject of ongoing litigation. The Molino property lies contiguous to the Galeno property. The Company was successful in defending a claim by the underlying property holder that the Lease is in breach. The underlying property holder sought a declaration that the Lease was no longer valid due to a breach of its terms. This declaration was sought in a Arbitration. Arbitration was required under the terms of the Lease in the event of a dispute. The underlying property owner appealed the decision of the Arbitrator; however this appeal was dismissed. The underlying property holder subsequently sought to bring the same claim that the lease is in breach before a Court of Peru however the Court determined that the appropriate forum for the dispute was the Arbitration. The underlying property owner has now appealed this determination. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.

If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru. If it is accepted, then a case similar to that presented to the Arbitrator, in which the Arbitrator ruled in favour of the Company, will be heard by a judge in a Court of Peru. An ultimate unfavourable ruling could result in a loss of the El Molino Claims, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

The underlying property owner has also launched a criminal complaint against certain directors of the Company based on the same alleged breach of the Lease. A prosecutor and a judge have already decided there is no merit to this criminal complaint. This has also been appealed by the underlying property owner. This criminal case does not present a threat to the Lease.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.           Significant Changes

There have been no significant changes since the date of the Company’s most recent audited consolidated financial statements for the year ending June 30, 2006.

Item 9.                     THE OFFER AND LISTING

A.           Offer and Listing Details

Not applicable.

B.           Plan of Distribution

Not applicable

C.           Markets

The Common Shares of the Company are listed on the TSX under the symbol NOC. The following table sets out the market price range of the Common Shares on the TSX for the periods indicated.

	High	Low	Trading
Period	(Cdn$)	(Cdn$)	Volume

May 19 to May 31, 2005 (1)	2.02	1.60	44,100
June 2005	2.14	1.75	555,200
July 2005	1.55	1.14	673,300
August 2005	1.45	1.21	399,500
September 2005	2.50	1.45	558,900
October 2005	2.25	1.62	1,135,000
November 2005	1.75	1.45	1,170,900
December 2005	2.18	1.59	2,291,600
January 2006	3.48	2.35	4,664,700
February 2006	3.45	2.71	1,554,800
March 2006	3.69	2.93	2,633,500
April 2006	3.45	2.93	1,735,400
May 2006	3.45	2.75	1,812,200
June 2006	3.54	3.00	1,978,243
July 2006	4.05	3.12	2,676,100
August 2006	4.48	3.67	4,613,700
September 2006	4.87	4.17	2,220,659

(1)	The Company commenced trading on the TSX on May 19, 2005 as a result of the Plan of Arrangement.

There is no active trading market for the Company’s shares in the United States, although United States residents may purchase the Company’s common shares in Canada.

The Form 20-F registration statement becomes automatically effective 60 days from the date of the first filing of this Form 20-F. As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Act including:

(1)

filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and

(2)

filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has made public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company is not subject to the reporting obligations of the proxy rules of Section 14 of the Act nor the short-swing profit recovery provisions contained in Section 16 of the Act.

The issuance of the common shares of the Company in connection with the Plan of Arrangement were not registered under the 1933 Act or the securities laws of any state of the United States and were effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the British Columbia Supreme Court of British Columbia constituted the basis for the exemption from the registration requirements of the 1933 Act with respect to the issuance of the common shares of the Company in connection with the Plan of Arrangement.

Item 10.                     ADDITIONAL INFORMATION

A.           Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which 27,287,442 are issued and outstanding as at October 31, 2006, as fully paid and non-assessable.

The following table reconciles the number of shares of common stock issued and outstanding from the date of incorporation on February 28, 2005 to June 30, 2006 and as at October 31, 2006:

		Amount
Shares Issued	Number	(Cdn$)
- pursuant to Plan of Arrangement	20,917,442	6,153,592
Balance at June 30, 2005	20,917,442	$6,153,592
- pursuant to a private placement at Cdn$1.50 per share	2,065,000	2,908,031
- pursuant to exercise of stock options at Cdn$0.04 per share	50,000	39,604
Balance at December 31, 2005	23,032,442	$9,101,227
- pursuant to the exercise of options at Cdn$0.06 per share	25,000	22,752
- bonus shares issued for remuneration	31,000	102,148
Balance at March 31, 2006	23,088,442	$9,226,127
- pursuant to a private placement at Cdn$3.25 per share	4,000,000	12,735,814
- pursuant to the exercise of options at Cdn$0.06 per share	20,000	18,202
- bonus shares issued for remuneration	79,000	248,800
- pursuant to the exercise of warrants at Cdn $0.06 per share	100,000	230,211
Balance at June 30, 2006 and October 31, 2006	27,287,442	$22,459,154

Stock Options

As at October 31, 2006, the Company had the following stock options outstanding:

Number of Stock Options Outstanding	Potential Number of Shares to be Issued	Exercisable Until	Exercise Price per Share ($)
450,000	450,000	June 6, 2008	0.01
25,000	25,000	August 8, 2008	0.01
150,000	150,000	October 17, 2008	0.03
30,000	30,000	December 17, 2008	0.03
55,000	55,000	April 20, 2009	0.06
50,000	50,000	December 2, 2009	0.04
20,000	20,000	January 27, 2010	0.04
200,000	200,000	May 26, 2010	1.72
190,000	190,000	June 17, 2010	1.98
5,000	5,000	August 23, 2010	1.30
75,000	75,000	September 20, 2010	1.65
280,000	280,000	January 13, 2011	3.23
1,530,000	1,530,000

Share Purchase Warrants

As at October 31, 2006, the Company had no share purchase warrants outstanding.

B.           Articles of Incorporation of the Corporation

(1)	The Company’s objects and purposes as set forth in the Company’s Articles:

The Company’s Articles are silent as to the Company’s objects and purposes.

(2)	Number of shares, if any, required for qualification as a director:

A Director is not required to hold shares issued by the Corporation.

(3)	Borrowing Power of the Directors:

The Board may without authorization of the Shareholders,

(a) borrow money on the credit of the Company;
(b) issue, reissue, sell or pledge debt obligations of the Company;
(c) guarantee on behalf of the Company to secure performance of an obligation of any person; and
(d) mortgage, charge, by specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

(4)	Remuneration and Expenses of the Directors:

The directors are entitled to remuneration for acting as directors if the directors so determine. If the directors so decide, such remuneration, if any, will be determined by the Company’s board of directors. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company, as such, who is also a director.

The Company must reimburse each director for reasonable expenses incurred in and about the business of the Company.

Directors may be paid special remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, if he or she performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, and such remuneration may be in addition to or substitution for, any other remuneration paid to such director.

(5)	Conflict of Interest:

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict. A director who holds such a disclosable interest in a contract or transaction in which the Company is involved is not entitled to vote on any directors’ resolution to approve that contract or transaction unless all of the directors have a disclosable interest in such contract or transaction, in which case any or all of those directors may vote on such resolution.

(6)	Age of Directors:

A director must be at least 18 years of age; there is no upper age limitation requirement for directors in the Company’s Articles.

(7)	Rights, preferences and restrictions attaching to each class of shares:

Common Shares

The Common Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Voting: Each holder shall be entitled to receive notice of and attend all shareholder meetings of the Company and shall have one vote for each Common Share held at all shareholder meeting except those at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(ii)

Dividends: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine.

(iii)

Liquidation, Dissolution or Winding-Up: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

(8)	Meetings of Shareholders:

(i)

Annual Meeting: Company must hold an annual general meeting once in each calendar year and not more than 15 months after the last annual meeting date at a time and place determined by the directors. If all shareholders entitled to vote at an annual general meeting consent by unanimous resolution to all business that is required to be transacted at that annual general meeting, then the annual general meeting shall be deemed to have been held on the date of such unanimous resolution.

(ii) Special Meetings: The directors may at any time call a special meeting of shareholders.

(iii)

Quorum: The quorum required for the transaction of business at a shareholders’ meeting is one person who is or represents by proxy one or more shareholders who, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

(iv) Special Majority: The majority of votes required for the Company to pass a special resolution at a meeting of shareholders if two-thirds (2/3) of the votes cast on the resolution.

(v) Casting Vote: In case of an equality of votes, the chairman of the meeting shall have the casting vote.

(9)	Limitations on rights to own securities of the Company:

The Investment Canada Act (the “ICA”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn$50,000,000 or with assets of between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA. "WTO investor" generally means:

(i)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(ii)	governments of WTO members; and

(iii)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn.$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(i)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(ii)	the effect of the investment on exports from Canada;

(iii)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(iv)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(v)	the effect of the investment on competition within any industry or industries in Canada;

(vi)	the compatibility of the investment with national industrial, economical and cultural policies;

(vii)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(viii)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of BC or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(10)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

None

(11)	Conditions imposed by the Company’s Articles or By-laws that are more stringent than required by law. None

C.	Material Contracts

(a)	Joint Venture Agreement dated June 16, 2005 between the Company and Japan Oil, Gas and Metals National Corporation.

(b)	Management Consulting Agreement and Executive Bonus/Retention Agreement, effective May 15, 2005, with its Chief Executive Officer and President, Marshall Koval.

(c)	Registrar and Transfer Agency Agreement dated May 9, 2005 between the Company and Pacific Corporate
Trust Company.

(d)	Transfer Agreement dated May 6, 2005 between Regalito and the Company.

(e)	Plan of Arrangement Agreement dated March 28, 2005 among Regalito, Global, Lumco and the Company.

(f)	Option Agreement dated April 25, 2003 between Regalito and ASUMIN, which was assigned to the Company pursuant to the Plan of Arrangement.

D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10(E) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.           Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include ain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F.           Dividends and paying agents

Not applicable.

G.           Statements by Experts

The financial statements as at June 30, 2006 and for the period from inception (February 28, 2005) to June 30, 2005 included in this Form 20-F have been audited by Grant Thornton LLP, Independent Registered Chartered Accounting Firm, as stated in its report appearing herein, and are included in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing and its consent and authorization. Grant Thornton LLP’s address is Suite 1600 – 333 Seymour Street, Vancouver, BC, Canada V6B 0A4.

This Form 20-F also contains excerpts from a Technical Report on the Galeno property written for the Company by B. Davis, FAusIMM and R. Sim, P.Geo, both of Norwest Corporation and each of whom have given their consent and authorization of such excerpts from the report in this Form 20-F.

H.           Documents on Display

The Documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

Item 11.                     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.           Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are not currently subject to any material currency transnational risk or currency transaction risk as they are not denominated in Peruvian currency. Currency transnational risk occurs when the operating results, and financial position of the Company as reported in the Company’s financial statements, are in different currencies.

Transaction risk pertains to incurring expenses in one currency, and paying for them in another currency. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for copper. In the past copper prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for copper, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of copper. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12.                     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.                     DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.                     MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.                     CONTROLS AND PROCEDURES

Not applicable.

Item 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B.                  CODE OF ETHICS

Not applicable.

Item 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D.                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E.                   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.                     FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

Report of Independent Auditors dated August 18, 2006.

Comment by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Audited Consolidated Balance Sheets as of June 30, 2006 and June 30, 2005.

Audited Consolidated Statements of Operation and Deficit for the period from inception (February 28, 2005) to June 30, 2005, for the Fiscal Year Ended June 30, 2006 and for the cumulative period from inception (February 28, 2005) to June 30, 2006.

Audited Consolidated Statement of Cash Flows for the period from inception (February 28, 2005) to June 30, 2005, the Fiscal Year Ended June 30, 2006 and for the cumulative period from inception (February 28, 2005) to June 30, 2006.

Audited Consolidated Statement of Changes in Shareholders’ Equity.

Notes to the Audited Consolidated Financial Statements for the Fiscal Year Ended June 30, 2006.

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005

TSX:   NOC
www.northernperu.com

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Report of Independent Registered Chartered Accounting Firm

To the Shareholders of Northern Peru Copper Corp.

We have audited the accompanying consolidated balance sheets of Northern Peru Copper Corp. (An Exploration Stage Enterprise) and subsidiaries, as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit, cash flows and changes in shareholders’ equity for the year ended June 30, 2006, for the period from inception (February 28, 2005) to June 30, 2005 and for the cumulative period from inception (February 28, 2005) to June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Peru Copper Corp. and subsidiaries as at June 30, 2006 and 2005 and the results of their operations and their cash flows for the year ended June 30, 2006, for the period from inception (February 28, 2005) to June 30, 2005 and for the cumulative period from inception (February 28, 2005) to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 13 to the consolidated financial statements.

Our previous report dated August 29, 2005 has been withdrawn and the financial statements have been restated, as explained in Note 1(b).

Vancouver, Canada	“Grant Thornton LLP” (signed)
August 18, 2006, except as to Note 14(c)	Chartered Accountants
which is as of October 2, 2006

Comment by Auditors for US Readers on Canada – US Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a restatement in the Company’s historical financial statements. As described in Note 1(b), the Company has restated its financial statements for the period from inception (February 28, 2005) to June 30, 2005 to reflect the stock-based compensation expense related to certain options issued or vested during the period presented. Our report to the shareholders of Northern Peru Copper Corporation dated August 18, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such restatements in the report of the independent registered chartered accounting firm when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	“Grant Thornton LLP” (signed)
August 18, 2006, except as to Note 14(c)	Chartered Accountants
which is as of October 2, 2006

Suite 1600 – 333 Seymour Street
Vancouver, British Columbia
V6B 0A4
Tel:      (604) 687-2711
Fax:      (604) 685-6569

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2006	2005
		(Restated, note
		1b)
ASSETS

CURRENT ASSETS
Cash	$9,145,830	$3,040,623
Receivables	22,381	2,127
Prepaid expenses	71,375	22,827

TOTAL CURRENT ASSETS	9,239,586	3,065,577

PROPERTY AND EQUIPMENT, net (Note 3)	43,236	22,367

MINERAL PROPERTIES (Note 4)	13,374,555	3,136,437

TOTAL ASSETS	$22,657,377	$6,224,381

LIABILITIES

CURRENT LIABILITIES
Accounts payable	$1,171,989	$51,223
Accrued liabilities	85,155	25,000

TOTAL LIABILITIES	1,257,144	76,223

Commitments and contingencies (Note 14)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	22,459,154	6,153,592

CONTRIBUTED SURPLUS (Note 7)	1,066,605	551,906

DEFICIT ACCUMULATED DURING
THE DEVELOPMENT STAGE	(2,125,526)	(557,340)

TOTAL SHAREHOLDERS’ EQUITY	21,400,233	6,148,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,657,377	$6,224,381

APPROVED BY THE DIRECTORS

“Marshall Koval”
Director

“Anthony Floyd”
Director

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the
	Cumulative		For the
	Period from		Period from
	Inception		Inception
	(February 28,	For the	(February 28,
	2005) to	Year Ended	2005) to
	June 30, 2006	June 30, 2006	June 30, 2005
			(Restated, note
			1b)

GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation	$1,502,836	$999,831	$503,005
Investor relations and promotion	204,318	198,496	5,822
Management and consulting services	114,186	109,827	4,359
Audit and accounting	114,976	89,316	25,660
Office and administration	74,938	69,497	5,441
Regulatory and transfer agent fees	58,465	56,416	2,049
Legal	40,735	40,735	-
Travel and accommodation	11,388	11,388	-
Amortization	10,229	10,070	159

	2,132,071	1,585,576	546,495

OTHER INCOME (EXPENSES)
Interest income	92,356	90,559	1,797
Foreign exchange loss	(84,988)	(72,611)	(12,377)
Property investigations	(823)	(558)	(265)

	6,545	17,390	(10,845)

NET LOSS FOR THE PERIOD	(2,125,526)	(1,568,186)	(557,340)

DEFICIT, BEGINNING OF PERIOD	-	(557,340)	-

DEFICIT, END OF PERIOD	$(2,125,526)	$(2,125,526)	$(557,340)

BASIC AND DILUTED LOSS PER SHARE		$(0.07)	$(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, BASIC AND DILUTED		23,047,582	7,312,603

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	Cumulative		For the
	Period from		Period from
	Inception		Inception
	(February 28,	For the	(February 28,
	2005) to	Year Ended	2005) to
	June 30, 2006	June 30, 2006	June 30, 2005
			(Restated, note
			1b)

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(2,125,526)	$(1,568,186)	$(557,340)
Items not involving cash:
Amortization	10,229	10,070	159
Stock-based compensation	1,502,836	999,831	503,005

Net changes in non-cash working capital items:
Receivables	(21,273)	(20,254)	(1,019)
Prepaid expenses	(49,974)	(48,548)	(1,426)
Accounts payable	75,558	32,110	43,448
Accrued liabilities	85,155	60,155	25,000

	(522,995)	(534,822)	11,827

FINANCING ACTIVITIES
Shares issued for cash upon incorporation	1	-	1
Shares issued for cash upon reorganization of
Lumina (Note 1(a))	3,274,555	-	3,274,555
Shares issued for cash, net of issue costs	15,654,545	15,654,545	-

	18,929,101	15,654,545	3,274,556

INVESTING ACTIVITIES
Purchase of equipment	(58,465)	(35,739)	(22,726)
Expenditures on mineral properties	(10,290,467)	(10,067,433)	(223,034)
Accounts payable incurred for mineral property
expenditures	1,088,656	1,088,656	-

	(9,260,276)	(9,014,516)	(245,760)

INCREASE IN CASH	9,145,830	6,105,207	3,040,623

CASH, BEGINNING OF PERIOD	-	3,040,623	-

CASH, END OF PERIOD	$9,145,830	$9,145,830	$3,040,623

Supplemental cash flow information (Note 9)

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Deficit
				Accumulated	Total
	Common Shares			during the	Shareholders’
			Contributed	Development	Equity
	Number	Amount	Surplus	Stage	(Deficiency)

Balance, February 28, 2005	1	$1	$-	$-	$1
Common stock issued pursuant to the
reorganization of Lumina	20,917,441	6,153,591	-	-	6,153,591
Stock-based compensation			551,906		551,906
Net loss for the period ended June 30, 2005	-	-	-	(557,340)	(557,340)

Balance, June 30, 2005, as restated (Note 1(b))	20,917,442	6,153,592	551,906	(557,340)	6,148,158

Common shares issued for private placement,
net of issue costs	6,065,000	15,643,845	-	-	15,643,845
Common shares issued on exercise of options	95,000	4,700	-	-	4,700
Fair value of options exercised	-	76,326	(76,326)	-	-
Common shares issued on exercise of warrants	100,000	6,000	-	-	6,000
Fair value of warrants exercised	-	224,211	(224,211)	-	-
Common shares issued for services	110,000	350,480	-	-	350,480
Stock based compensation	-	-	815,236	-	815,236
Net loss for the year ended June 30, 2006	-	-	-	(1,568,186)	(1,568,186)

Balance, June 30, 2006	27,287,442	$22,459,154	$1,066,605	$(2,125,526)	$21,400,233

See Accompanying Notes to the Consolidated Financial Statements

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

1.	NATURE OF OPERATIONS

	(a)	Operations

Northern Peru Copper Corp. was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and was inactive until May 19, 2005. On this date, Lumina Copper Corp. (“Lumina”) completed a reorganization, by way of a statutory plan of arrangement, and restructured into four separate companies, Lumina, which changed its name to Regalito Copper Corp., and three new companies, one of which was Northern Peru Copper Corp. Shareholders of Lumina received one share of each of the three new companies for each share held in the existing company.

The Company is one of the three new companies formed under the reorganization. The Company received all of the issued and outstanding shares of Lumina Copper SAC, a company incorporated under the laws of Peru, and 1327008 Ontario Ltd., a company incorporated under the laws of Canada, which together hold an option to acquire a 100% interest in the Galeno property and a 100% interest in the Pashpap property. The Company also received cash and other net assets from Lumina. In consideration, the Company issued 20,917,441 common shares. These shares were valued at $6,153,591, being the aggregate value of the cash received and the carrying value of the vended net assets at the date of the reorganization. As the reorganization of Lumina resulted in no substantive change in the beneficial ownership of Lumina and the ownership interests of the Company were identical to that of Lumina on the date of reorganization, the vended net assets have been recorded in the Company’s accounts at their carrying values to Lumina on the reorganization date.

Pursuant to existing anti-dilution provisions of options and warrants outstanding in Lumina on the date of reorganization, the Company granted options for the purchase of up to 875,000 common shares to holders of Lumina options (Note 7) and issued warrants for the purchase of up to 100,000 common shares (Note 8).

The Company is engaged in the identification, acquisition, exploration and development of mineral resources. The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

	(b)	Restatement

As disclosed in Note 1(a), the Company granted options for the purchase of up to 875,000 common shares to the holders of Lumina options on the date of the reorganization. The Company’s financial statements have been restated to record the fair value of these options in accordance with CICA 3870 and SFAS 123.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

1.	NATURE OF OPERATIONS (continued)

The Company has also recognized additional stock based compensation on certain options granted subsequent to the reorganization.

These restatements have resulted in the following increases in the Company’s consolidated financial statements:

As at
June 30, 2005

Mineral properties
As previously reported	$3,087,536

Increase in stock-based compensation expense related to
875,000 options	48,901

As restated	$3,136,437

Contributed surplus
As previously reported	$110,824

Increase in stock-based compensation expense related to
875,000 options	430,557

Increase in stock-based compensation related to the vesting of
options granted subsequent to the reorganization	10,525

As restated	$551,906

Deficit accumulated during the development stage
As previously reported	$(165,159)

Increase in stock-based compensation expense related to
875,000 options	(381,656)

Increase in stock-based compensation related to the vesting of
options granted subsequent to the reorganization	(10,525)

As restated	$(557,340)

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

1.	NATURE OF OPERATIONS (continued)

For the
Period from
Inception
(February 28,
2005) through
June 30, 2005

Stock-based compensation
As previously reported	$110,824

Increase in stock-based compensation expense related to 875,000
options	381,656

Increase in stock-based compensation related to the vesting of
options granted subsequent to the reorganization	10,525

As restated	$503,005

Net loss for the period
As previously reported	$(165,159)

Increase in stock-based compensation expense related to 875,000
options	(381,656)

Increase in stock-based compensation related to the vesting of
options granted subsequent to the reorganization	(10,525)

As restated	$(557,340)

Basic and diluted loss per share
As previously reported	$(0.02)

Increase in stock-based compensation expense related to 875,000
options	(0.06)

Increase in stock-based compensation related to the vesting of
options issued subsequent to the reorganization	-

As restated	$(0.08)

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) They include the accounts of Northern Peru Copper Corp. and the following subsidiaries (collectively, the “Company”):

		-	1327008 Ontario Ltd. (wholly-owned)
		-	Eastpac Minerals Peru SA (wholly-owned subsidiary of 1327008 Ontario Ltd.)
		-	Lumina Copper SAC (wholly-owned)
		-	Minera Andes Del Norte SA (subsidiary of Lumina Copper SAC)

These accounting principles conform in all material respects to principles generally accepted in the United States of America (“U.S. GAAP”) except as disclosed in Note 13.

	(b)	Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	(c)	Property and equipment

Property and equipment are stated at cost. Amortization is provided on the declining balance basis on furniture and equipment at 20% per annum and on computer equipment at 30% per annum.

	(d)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(e)	Stock based compensation

The Company follows the recommendations of CICA Handbook Section 3870, “Stock- Based Compensation and Other Stock-Based Payments”. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

(f)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

(g)	Amounts per share

Amounts per share is calculated using the weighted average number of shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts do not include 1,530,000 (2005 – 1,265,000) outstanding options and nil (2005 – 100,000) outstanding warrants as the effect of these options and warrants is anti-dilutive.

(h)	Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(i)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period- to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2006 and 2005, the Company did not have any asset retirement obligations.

(j)	Foreign currency translation

The Company’s and its subsidiaries’ functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

3.	PROPERTY AND EQUIPMENT

	Cost	Accumulated	Net Book Value
		Amortization	June 30, 2006
Furniture and equipment	$58,465	$15,229	$43,236

	Cost	Accumulated	Net Book Value
		Amortization	June 30, 2005
Furniture and equipment	$22,726	$359	$22,367

4.	MINERAL PROPERTIES

The Company's mineral properties are comprised of properties located in Peru.

	Galeno	Pashpap	Total

Additions during period:
Property acquisition (Note 1(a))	$2,664,239	$200,063	$2,864,302

Property exploration
Geological and assays	109,001	2,720	111,721
Field office and administration	49,173	-	49,173
Stock based compensation	48,901	-	48,901
Taxes and tenure fees	22,936	12,251	35,187
Travel & accommodation	26,556	397	26,953
Amortization	200	-	200

Balance, June 30, 2005 (Restated,	2,921,006	215,431	3,136,437
note 1b)

Additions during period:
Property acquisition (Note 4(a))	463,687	-	463,687
Property exploration
Drilling	6,270,938	-	6,270,938
Geological	1,895,197	30,352	1,925,549
Assays	730,019	-	730,019
Travel & accommodation	327,465	847	328,312
Metallurgical	222,804	-	222,804
Field office and administration	194,289	1,322	195,611
Stock based compensation	163,365	2,520	165,885
Taxes and tenure fees	41,784	34,759	76,543
Amortization	4,800	-	4,800
Recoveries	-	(146,030)	(146,030)

Balance, June 30, 2006	$13,235,354	$139,201	$13,374,555

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

4.	MINERAL PROPERTIES (continued)

	(a)	Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company has an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares. Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, of which US $480,000 was paid by the predecessor company (Note 1(a)) and US $400,000 was paid by the Company in April, 2006. As of June 30, 2006, the remaining consideration, in the amount of US $1,120,000, is payable by April 25, 2007.

The remaining payment is subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price should the average price of copper be less than $1 per pound. 100% of the payment may be made in shares. The payment may be deferred for up to three years provided payments of US $100,000 (the “penalty payments”) are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

The Company had the option to issue shares to the optionor as part of the consideration to complete the purchase of the Galeno property. As a term of the reorganization (Note 1(a)), the Company has agreed that unless otherwise agreed to by all of the companies formed under the reorganization, it will not exercise the right to issue shares to the optionor to complete the purchase of the property.

The Company also owns all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession. The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property. The vendors retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006. Pursuant to the terms of an underlying agreement, the Company is also obligated to pay US $300,000 upon commencement of commercial production and 6% of the net profits, before income taxes, to the owner of this concession.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

4.	MINERAL PROPERTIES (continued)

(b) Pashpap Property

The Company owns a 100% interest in 14 copper concessions located in northern Peru.

Pursuant to an agreement dated June 16, 2005, the Company granted an option to Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to earn a 51% participating joint venture interest in the Pashpap property in consideration of JOGMEC incurring a total of US $5,000,000 of exploration expenditures and completing 25,000 metres of drilling on the property before March 31, 2009. As at June 30, 2006, the Company has received payments of US $127,520 (Cdn $146,030) (2005 - $nil) on account of the total exploration expenditures to be incurred.

Upon JOGMEC earning a 51% interest in the property, a joint venture will be formed with each of JOGMEC and the Company contributing their pro-rata share of 51% and 49% respectively, towards future project costs.

5.	RELATED PARTY TRANSACTIONS

The Company shares general and administrative expenses on a pro-rata basis with four other companies with certain directors in common.

These expenses include $9,885 (2005 - $1,342) for rental of office premises and $20,172 (2005 - $1,454) for management fees. Included in accounts payable is an amount of $48,572 (2005 - $26,869) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties. In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

6.	SHARE CAPITAL

(a) Authorized

An unlimited number of common shares without par value.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

6.	SHARE CAPITAL (continued)

	(b)	Issued and outstanding Common shares:

	Number of
	Shares	Amount
Balance, February 28, 2005	1	$1

Issued pursuant to the reorganization of Lumina
(Note 1(a)) for cash and other consideration:	20,917,441
- for cash	-	3,274,555
- for mineral properties	-	2,864,302
- net working capital	-	14,734

Balance, June 30, 2005	20,917,442	6,153,592

Issued for cash
Private placements, net of issue costs (Note 6(b)(i))	6,065,000	15,643,845

Exercise of options (Note 7(a))
- for cash	95,000	4,700
- fair value of options exercised	-	76,326

Exercise of warrants (Note 8)
- for cash	100,000	6,000
- fair value of warrants exercised	-	224,211

Bonus shares issued for remuneration (Note 6(b)(ii))	110,000	350,480

Balance, June 30, 2006	27,287,442	$22,459,154

(i)	Private placements

In December 2005, the Company completed a private placement for the issue of 2,065,000 common shares at a price of $1.50 per share. The Company received proceeds of $2,908,031, net of issue costs of $189,469.

In April 2006, the Company completed a private placement and issued 4,000,000 common shares at a price of $3.25 per share. The Company received proceeds of $12,735,814, net of issue costs of $264,186.

(ii)	Bonus shares issued for remuneration

The Company issued 31,000 common shares with a fair value of $97,780 for management and geological consulting services.

Pursuant to a compensation agreement entered into between the predecessor company and its president prior to the reorganization (Note 1(a)), the Company issued 79,000 common shares with a fair value of $252,700 to the president as compensation for services rendered.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

7.	STOCK OPTIONS

	(a)	Options outstanding

Pursuant to the reorganization of Lumina (Note 1(a)), holders of Lumina options received options to purchase the same number of common shares of the Company at an average exercise price of $0.02 per share (0.7% of the original exercise price of the original Lumina options). Options to acquire 875,000 common shares were granted under this arrangement.

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company. Options granted under the plan vest over time at the discretion of the board of directors. Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant,

Summary of the Company’s stock options as at June 30, 2006 and 2005 and changes during the periods then ended is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Granted pursuant to reorganization	875,000	$0.02
Granted subsequent to reorganization	390,000	1.85

Outstanding at June 30, 2005
(Restated, note 1b)	1,265,000	0.58

Granted	360,000	2.87
Exercised	(95,000)	0.05

Outstanding at June 30, 2006 (Note 14(b))	1,530,000	$1.16

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

7.	STOCK OPTIONS (continued)

At June 30, 2006, the Company has outstanding stock options to purchase an aggregate 1,530,000 common shares as follows:

Options Outstanding			Options Exercisable
Number		Exercise	Number	Exercise
of Shares	Expiry Date	Price	of Shares	Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.02	150,000	0.02
30,000	December 17, 2008	0.03	30,000	0.03
55,000	April 20, 2009	0.06	5,000	0.06
50,000	December 2, 2009	0.04	50,000	0.04
20,000	January 27, 2010	0.04	20,000	0.04
200,000	May 26, 2010	1.72	133,000	1.72
190,000	June 17, 2010	1.98	126,000	1.98
5,000	August 23, 2010	1.30	5,000	1.30
75,000	September 20, 2010	1.65	-	-
280,000	January 13, 2011	3.23	93,334	3.23

1,530,000		$1.16	1,087,334	$0.73

(b)	Stock based compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Granted pursuant to reorganization	875,000	$115,785	$436,231
Granted subsequent to reorganization	390,000	201,035	115,675

Unexercised options, June 30, 2005
(Restated, note 1b)	1,265,000	316,820	551,906
Options granted	360,000	459,260	201,495
Options exercised	(95,000)	-	(76,326)
Options vested	-	(389,530)	389,530

Unexercised options, June 30, 2006	1,530,000	$386,550	$1,066,605

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

7.	STOCK OPTIONS (continued)

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

		Period from
		inception
	Year	(February 28,
	Ended	2005) to
	June 30,	June 30,
	2006	2005

Weighted average:
Risk-free interest rate	3.14%	3.02%
Expected dividend yield	-	-
Expected stock price volatility	91%	91%
Expected option life in years	2	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.	WARRANTS

(a)

Pursuant to the reorganization of Lumina (Note 1(a)), warrants were issued by Lumina that enabled the holder to acquire up to 100,000 common shares of each of the four companies created under the reorganization (“Lumina Warrants”). The Lumina Warrants were exercisable until March 14, 2007 at $9.22 per share from which the Company would receive 0.7% of the proceeds or $0.06 per share upon exercise. The Lumina Warrants were not exercisable except to acquire common shares of all four companies concurrently.

On February 14, 2006, the Lumina Warrants were cancelled. The Company issued replacement warrants for the acquisition of up to 100,000 common shares exercisable at a price of $0.06 per share to March 14, 2007 and exercisable independently of the warrants issued by the other companies created under the reorganization.

The warrants were exercised in June, 2006. As at June 30, 2006, there were no warrants outstanding.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

8.	WARRANTS (continued)

(b)

Due to the modification to these warrants on February 14, 2006, a fair value of $224,211 has been recorded, in accordance with CICA 3870. This fair value was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year Ended
June 30,
2006

Weighted average:
Risk-free interest rate	3.97%
Expected dividend yield	-
Expected stock price volatility	96%
Expected option life in years	1

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	Cumulative		Period from
	Period from		Inception
	Inception		(February 28,
	(February 28,	Year Ended	2005) to
	2005) to June	June 30,	June 30,
	30, 2006	2006	2005
			(Restated,
			note 1b)
Shares issued pursuant to reorgani-
zation of Lumina (Note 1(a)) for
- mineral properties	$2,864,302	$-	$2,864,302
- net working capital	$14,734	$-	$14,734

Shares issued for services
- included in mineral property
expenditures	$69,640	$69,640	$-
- included in expenses	280,840	280,840	-
Amortization included in mineral
property expenditures	$5,000	$4,800	$200
Stock based compensation included in
mineral property expenditures	$145,146	$96,245	$48,901

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

10.	SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral properties (Note 4), and certain equipment with a net book value of $33,592 at June 30, 2006 (2005 - $11,795), which are located in Peru.

The Company operates in two geographical segments: Canada and Peru. Corporate administrative activities are conducted from Canada.

11.	INCOME TAXES

As at June 30, 2006 and 2005, the Company has non-capital losses of approximately $752,000 and $49,000 which may be applied against future income for income tax purposes to the year 2026 and 2015, respectively. The potential future tax benefits of these losses have not been recorded in these financial statements.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

		Period from
		Inception
		(February 28,
	Year Ended	2005) to
	June 30,	June 30,
	2006	2005

	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$535,065	$215,943
Foreign tax rates different from statutory rate	4,327	(290)
Stock based compensation	(341,142)	(196,589)
Tax losses utilized	77,314	-
Other differences	20,889	(103)
Change in valuation allowance	(296,453)	(18,961)

	$-	$-

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

11.	INCOME TAXES (continued)

	June 30,	June 30,
	2006	2005

Future income tax assets
Temporary differences in property and equipment	$576	$128
Net tax losses carried forward	397,265	101,260

	397,841	101,388

Valuation allowance for future income tax assets	(397,841)	(101,388)

Future income tax assets, net	$-	$-

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short term maturity.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with U.S. GAAP, as described below.

	(a)	Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer both mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed when incurred until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

	(b)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the year ended June 30, 2006 and for the period from inception on February 28, 2005 to June 30, 2006.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

Had the Company followed U.S. GAAP, the effect on its financial statements of the foregoing differences are set out below.

Consolidated Balance Sheets	June 30,	June 30,
	2006	2005
		(Restated,
		note 1b )
Assets under Canadian GAAP	$22,657,377	$6,224,381
Adjustment for mineral exploration costs in assets acquired	(688,548)	(688,548)
Mineral exploration costs expensed in fiscal 2005 under
U.S. GAAP	(272,135)	(272,135)
Mineral exploration costs expensed during the year ending
June 30, 2006 under U.S. GAAP	(9,774,431)	-

Assets under U.S. GAAP	$11,922,263	$5,263,698

Shareholders’ equity under Canadian GAAP	$21,400,233	$6,148,158
Adjustment for mineral exploration costs in assets acquired	(688,548)	(688,548)
Mineral exploration costs expensed in fiscal 2005 under
U.S. GAAP	(272,135)	(272,135)
Mineral exploration costs expensed during the year ending
June 30, 2006 under U.S. GAAP	(9,774,431)	-

Shareholders’ equity under U.S. GAAP	$10,665,119	$5,187,475

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

	For the Period		For the Period
	from Inception		from Inception
	(February 28,	For the Year	(February 28,
	2005) to	Ended	2005) to
Consolidated Statements of Operations	June 30,	June 30,	June 30,
	2006	2006	2005
			(Restated,
			note 1b)
Loss for the period, under Canadian GAAP	$(2,125,526)	$(1,568,186)	$(557,340)
Mineral exploration costs expensed in fiscal
2005 under U.S. GAAP	(272,135)	-	(272,135)
Mineral exploration costs expensed in
fiscal 2006 under U.S. GAAP	(9,774,431)	(9,774,431)	-

Loss for the period under U.S. GAAP	$(12,172,092)	$(11,342,617)	$(829,475)

Basic and diluted loss per share
Under Canadian GAAP		$(0.07)	$(0.08)
Under U.S. GAAP		$(0.49)	$(0.11)

Weighted average number of shares
outstanding, under Canadian and
U.S. GAAP		23,047,582	7,312,603

	For the Period		For the Period
	from Inception		from Inception
	(February 28,	For the Year	(February 28,
	2005) to	Ended	2005) to
Consolidated Statements of Cash Flows	June 30,	June 30,	June 30,
	2006	2006	2005

Cash flows provided from operating activities,
under Canadian GAAP	$(522,995)	$(534,822)	$11,827
Increased loss due to mineral exploration
costs expensed under U.S. GAAP	(10,046,566)	(9,774,431)	(272,135)
Adjustments for items not involving cash	1,308,442	1,259,341	49,101

Cash flows used in operating activities, under
U.S. GAAP	$(9,261,119)	$(9,049,912)	$(211,207)

Cash flows used in investing activities, under
Canadian GAAP	$(9,260,276)	$(9,014,516)	$(245,760)
Mineral exploration costs expensed under
U.S. GAAP	8,738,124	8,515,090	223,034

Cash flows used in investing activities, under
U.S. GAAP	$(522,152)	$(499,426)	$(22,726)

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

Recent accounting pronouncements

Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

(i)

In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” It prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. It also specifies how financial instrument gains and losses are to be presented. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on or before April 1, 2007. Transitional provisions vary based on the type of financial instruments under consideration. The effect on the Company’s consolidated financial statements is not expected to be material.

(ii)

CICA Handbook Section 1530, “Comprehensive Income,” was issued in January 2005 to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on or before April 1, 2007. Financial statements for prior periods will be required to be restated for certain comprehensive income items. The effect on the Company’s consolidated financial statements is not expected to be material.

(iii)

In January 2005, the CICA issued Handbook Section 3251, “Equity,” which replaces Section 3250, “Surplus.” It establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company plans to adopt this Section on April 1, 2007. The effect on the Company’s consolidated financial statements is not expected to be material.

(iv)

In June 2005, the CICA issued Handbook Section 3831 “Non-monetary Transactions” (“Section 3831”). This section supersedes CICA Handbook Section 3830 “Non-monetary Transactions” (“Section 3830”), establishes standards for the measurement and disclosure of non-monetary transactions and defines when an exchange of assets is measured at fair value and when an exchange of assets is measured at carrying amount. Section 3831 applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The application of Section 3831 had no impact on the financial statements of the Company.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

U.S. GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under U.S. GAAP are summarized below.

(i)

The Company follows SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is the equivalent of CICA Handbook Section 3110. In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations,” to clarify when sufficient information would be available to reasonably estimate the timing and cost of performing a conditional asset retirement obligation. FIN No. 47 applies to fiscal years ending after December 15, 2005 and has not had an effect on the Company’s consolidated financial statements.

(ii)

At the September 29 and 30, 2004 and November 17 and 18, 2004 Emerging Issues Task Force (“EITF”) meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 should be applied for fiscal years ending after September 15, 2005. The application of this consensus does not affect the presentation or aggregation of its operating segments.

(iii)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact on the Company’s financial position or results of operations.

(iv)

On December 16, 2004, FASB issued FASB Statement No. 123 (revised 2004), Share- Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants, SFAS 123(R) will have no effect on the Company’s financial statements as presented herein.

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

(v)

In December 2004, the FASB issued SFAS 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for the Company’s 2006 fiscal year. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. The adoption of this statement has no impact on the financial statements of the Company for its fiscal year ended June 30, 2006.

(vi)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(vii)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

14.	COMMITMENTS AND CONTINGENCIES

(a)

On May 15, 2005, the Company entered into a Management Consultant Agreement with its president for the provision of management services to the Company in consideration of US $7,000 per month (increased to US $7,500 per month on January 1, 2006).

The Company also entered into an Executive Bonus/Retention Agreement dated May 15, 2006 with its president which provides for an aggregate of 30,000 bonus shares (10,000 bonus shares per year) as a retention bonus (10,000 common shares issued in May, 2006 with a fair value of $28,000) as well as the payment of a share appreciation bonus and transaction bonus as follows:

NORTHERN PERU COPPER CORP.
(An Exploration Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

14.	COMMITMENTS AND CONTINGENCIES (continued)

(i)	Share appreciation bonus

Provided that its president is under contract with the Company at such time as the Company’s share price reaches:

•

Cdn $3 and trades at or above an average of Cdn $3 for a period of 20 consecutive trading days on the Toronto Stock Exchange (the “Exchange”), a bonus of 15,000 common shares shall be paid (issued in February, 2006 with a fair value of $50,400); and

• Cdn $6 and trades at or above an average of Cdn $6 for a period of 20 consecutive trading days on the Exchange, an additional bonus of 15,000 common shares shall be paid.

(ii)	Transaction bonus

Provided that its president is under contract with the Company at such time as the Company undertakes a sale in respect of the Galeno property in a single transaction for a value greater than Cdn $70,000,000, a bonus of 40,000 common shares shall be paid.

(b)	During fiscal 2006, the Company issued 75,000 options to a consultant which vest upon the completion of certain achievements and which expire in September 2010.

(c)

The Molino property lease is currently the subject of ongoing litigation. Through arbitration, the Company was successful in defending a claim by the underlying property holder that the Lease is in breach. The underlying property holder sought a declaration that the Lease was no longer valid due to a breach of its terms. The underlying property owner appealed the decision of the arbitrator. However this appeal was dismissed. An attempt was made to bring the same claim that the lease is in breach before a Court of Peru; however the Court determined that the appropriate forum for the dispute was the Arbitration. The underlying property owner has now appealed this determination. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.

If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru. If it is accepted, then a case similar to that presented to the Arbitrator, in which the Arbitrator ruled in favour of the Company, will be heard by a judge in a Court of Peru. An ultimate unfavourable ruling could result in a loss of the El Molino Claims, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

The underlying property owner has also launched a criminal complaint against certain directors of the Company based on the same alleged breach of the Lease. A prosecutor and a judge have already decided there is no merit to this criminal complaint. This has also been appealed by the underlying property owner. This criminal case does not present a threat to the Lease.

Item 18.                     FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.                     EXHIBITS

1.1	Articles of the Company
1.2	Code of Ethics
4(a).1	Plan of Arrangement Agreement
4(a).2	Joint Venture Agreement dated June 16, 2005 between the Company and Japan Oil, Gas and Metals National Corporation
4(a).3	Transfer Agreement dated May 6, 2005 between Regalito and the Company
4(a).4	Option Agreement dated April 25, 2003 between Regalito and ASUMIN, which was assigned to the Company pursuant to the Plan of Arrangement
4(c).1	Stock Option and Stock Bonus Plan of the Company dated May 9, 2005
4(c).2	Management Consulting Agreement and Executive Bonus/Retention Agreement, effective May 15, 2005, with the Company’s Chief Executive Officer and President, Marshall Koval
15(a).1	Consent of Grant Thornton LLP, Registered Chartered Accounting Firm, the Company’s auditors
15(a).2	Consents of Robert Sim, P.Geo, and Geoffrey R. Jordan, P.Geol., both of Norwest Corporation, authors of report on the Galeno property.
99.1	Technical Report dated September 22, 2006 by Norwest Corp.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: October 31, 2006

NORTHERN PERU COPPER CORP.

By:	/s/ “Marshall Koval” /s/
Marshall Koval
President and CEO